NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

RELATING TO THE SPECIAL MEETING OF

THE SHAREHOLDERS

OF

ESPERANZA RESOURCES CORP.

ON AUGUST 27, 2013

These materials are important and require your immediate attention.  The shareholders of Esperanza Resources Corp. are required to make important decisions. If you have questions as to how to deal with these documents or the matters to which they refer, please contact your financial, legal or other professional advisor.

These materials are being provided to the holders of warrants, options and restricted share units of Esperanza Resources Corp. for informational purposes only

THE ARRANGEMENT AND THE RELATED SECURITIES DESCRIBED HEREIN HAVE NOT BEEN REGISTERED WITH, RECOMMENDED BY, OR APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES AUTHORITY OF ANY U.S. STATE OR CANADIAN PROVINCE OR TERRITORY NOR HAS ANY OF THEM PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR THE ACCURACY OR ADEQUACY OF THIS CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

JULY 25, 2013

Dear Shareholder:

You are cordially invited to attend a special meeting (the "Meeting") of the shareholders ("Esperanza Shareholders") of Esperanza Resources Corp. ("Esperanza") to be held at the Connaught Room, Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, British Columbia on August 27, 2013 at 10:00 a.m. (Vancouver time).

At the Meeting, you will be asked to consider and vote upon a proposed arrangement (the "Arrangement") with Alamos Gold Inc. ("Alamos") and 09754064 B.C. LTD., a wholly-owned subsidiary of Alamos ("Subco"), under which Alamos will acquire, indirectly through Subco, all of the issued and outstanding common shares of Esperanza (the "Esperanza Shares") and all of the issued and outstanding warrants to purchase Esperanza Shares (the "Esperanza Warrants"). Under the Arrangement, the securityholders of Esperanza (the "Esperanza Securityholders") will be entitled to receive:

•

for each Esperanza Share held, $0.85 in cash and 0.0625 of a warrant (each whole warrant, an "Alamos Warrant") to purchase Alamos common shares (the "Alamos Shares");

•

for each unexercised option to purchase Esperanza Shares with an exercise price of less than $0.85 (each, an "In the Money Esperanza Option") held, a cash payment equal to an amount by which $0.85 exceeds the applicable exercise price of such In the Money Esperanza Option and 0.0625 of an Alamos Warrant;

•

for each outstanding Esperanza Warrant held, 0.15 of an Alamos Warrant; and

•

for each outstanding restricted share unit held, $0.85 in cash and 0.0625 of an Alamos Warrant.

The Alamos Warrants will have an exercise price of $29.48 per Alamos Share and will expire on May 24, 2017. Alamos has applied to have the Alamos Warrants listed for trading on the Toronto Stock Exchange. All unexercised options to purchase Esperanza Shares with an exercise price of $0.85 or greater will be cancelled for no consideration. On completion of the Arrangement, Esperanza will be an indirect wholly-owned subsidiary of Alamos.

In order to become effective, the Arrangement must be approved by a resolution passed by (i) not less than two-thirds of the votes cast by the Esperanza Shareholders present in person or represented by proxy at the Meeting voting together as one class on the basis of one vote per Esperanza Share, and (ii) at least a simple majority of the votes cast by the Esperanza Shareholders present in person or represented by proxy at the Meeting, with the 539,300 votes attached to the Esperanza Shares held by Greg Smith, Esperanza's President and Chief Executive Officer, and Daniel O'Flaherty, Esperanza's Executive Vice President, being excluded from such vote. In addition to those approvals, completion of the Arrangement is subject to receipt of required regulatory approvals, including the approval of the TSX Venture Exchange, Toronto Stock Exchange, New York Stock Exchange and the Supreme Court of British Columbia (the "Court"), as well as the submission of the pre-merger filing under the Federal Law of Economic Competition (Ley Federal de Competencia Economica) (Mexico), and other customary closing conditions, all of which are described in more detail in the accompanying Management Information Circular.

On July 12, 2013, Alamos entered into voting and support agreements (the "Voting Agreements") with each of the directors and senior officers of Esperanza. The Voting Agreements set forth, among other things, the agreement of the directors and senior officers to vote their Esperanza Shares in favour of the Arrangement.  As of July 25, 2013, approximately 8.23% of the outstanding Esperanza Shares (on a fully diluted basis) were subject to the Voting Agreements.

After taking into consideration, among other things, the terms of the Arrangement, the oral fairness opinion of Haywood Securities Inc. delivered on July 11, 2013, and subsequently confirmed in a written fairness opinion dated July 12, 2013, the premium and certainty of value for Esperanza Shareholders and the requirement for Court and Esperanza Shareholder approval, the Esperanza board of directors (the "Esperanza Board") has unanimously concluded that the Arrangement is in the best interests of Esperanza and the Esperanza Securityholders and has approved the Arrangement and authorized its submission to the Esperanza Shareholders and to the Court for approval.  Accordingly, the Esperanza Board unanimously recommends that the Esperanza Shareholders vote FOR the Arrangement. See the section in the accompanying Management Information Circular entitled "The Arrangement – Reasons for the Arrangement" for a summary of the principal reasons for the unanimous recommendation of the Esperanza Board.

The accompanying Notice of Meeting and Management Information Circular contain a detailed description of the Arrangement and include certain other information to assist you in considering the matters to be voted upon. You are urged to carefully consider all of the information in the accompanying Management Information Circular, including the documents incorporated by reference therein. If you require assistance, you should consult your financial, legal, or other professional advisor.

Voting

Your vote is important regardless of the number of Esperanza Shares that you own. If you are a registered Esperanza Shareholder, and are unable to be present in person at the Meeting, we encourage you to vote by completing the enclosed form of proxy.  You should specify your choice by marking the box on the enclosed form of proxy and by dating, signing and returning your proxy in the enclosed return envelope addressed to Computershare Investor Services Inc., at its offices at 100 University Ave., 9th Floor, Toronto, ON, M5J 2Y1, or by toll free North American fax number 1-866-249-7775, or by international fax number 1-416-263-9524, at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting. Please do this as soon as possible. Voting by proxy will not prevent you from voting in person if you attend the Meeting and revoke your proxy, but will ensure that your vote will be counted if you are unable to attend.

If you are not registered as the holder of your Esperanza Shares but hold your Esperanza Shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your Esperanza Shares. See the section in the accompanying Management Information Circular entitled "General Proxy Information — Non-Registered Holders" for further information on how to vote your Esperanza Shares.

Letter of Transmittal

If you are a registered Esperanza Shareholder we also encourage you to complete and return the enclosed letter of transmittal together with the certificate(s) representing your Esperanza Shares and any other required documents and instruments, to the depositary, Computershare Investor Services Inc. (the "Depositary"), in the enclosed return envelope in accordance with the instructions set out in the letter of transmittal so that if the Arrangement is approved, the cash payable and Alamos Warrants issuable in exchange for your Esperanza Shares can be sent to you as soon as possible after the Arrangement becomes effective. The letter of transmittal contains other procedural information related to the Arrangement and should be reviewed carefully.

If you hold your Esperanza Shares through a broker or other intermediary please contact that broker or other intermediary for instructions and assistance in receiving the cash payable and Alamos Warrants issuable in exchange for your Esperanza Shares.

While certain matters, such as the timing of the receipt of Court approval and receipt of all applicable clearances relating to the pre-merger filing under the Federal Law of Economic Competition (Ley Federal de Competencia Economica) (Mexico), are beyond the control of Esperanza, if the resolution approving the Arrangement is passed by the requisite majorities at the Meeting, and the other conditions to closing are satisfied, it is anticipated that the Arrangement will be completed and become effective on or about August 30, 2013.

If you have any questions or require more information with regard to voting your shares of Esperanza, please contact Kingsdale Shareholder Services Inc. by telephone at 1-866-581-1571 toll free in North America or at 416-867-2272 collect call outside of North America or by email at contactus@kingsdaleshareholder.com.

On behalf of Esperanza, we would like to thank you for your continued support as we proceed with this important transaction.

Yours very truly,

"Greg D. Smith"

Greg D. Smith
President & Chief Executive Officer

ESPERANZA RESOURCES CORP.
Suite 1400, 400 Burrard Street
Vancouver, British Columbia
V6C 3A6

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the holders of common shares ("Esperanza Shareholders") of Esperanza Resources Corp. ("Esperanza") will be held at the Connaught Room, Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, British Columbia on August 27, 2013 at 10:00 a.m. (Vancouver time) for the following purpose:

1.

to consider, pursuant to an interim order of the Supreme Court of British Columbia dated July 25, 2013 (the "Interim Order") and, if thought advisable, to pass, with or without amendment, a special resolution (the "Arrangement Resolution") approving an arrangement (the "Arrangement") under Section 288 of the Business Corporations Act (British Columbia) (the "BCBCA"), the full text of which is set forth in Appendix  to the accompanying Management Information Circular (the "Circular"); and

2.

to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Circular contains the full text of the Arrangement Resolution and provides additional information relating to the subject matter of the Meeting, including the Arrangement, and is deemed to form part of this Notice of Meeting.

Esperanza Shareholders are entitled to vote at the Meeting either in person or by proxy.  Registered Esperanza Shareholders who are unable to attend the Meeting in person are encouraged to read, complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular.  In order to be valid for use at the Meeting, proxies must be received by Computershare Investor Services Inc., at its offices at 100 University Ave., 9th Floor, Toronto, ON, M5J 2Y1, or by toll free North American fax number 1-866-249-7775, or by international fax number 1-416-263-9524, at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting.  Please advise Esperanza of any change in your mailing address.

If you are not a registered Esperanza Shareholder, please refer to the section in the Circular entitled "General Proxy Information – Non-Registered Holders" for information on how to vote your Esperanza shares.

Registered Esperanza Shareholders who validly dissent from the Plan of Arrangement will be entitled to be paid the fair value of their shares, subject to strict compliance with Sections 237 to 247 of the BCBCA, as modified by the provisions of the Interim Order, the proposed final order and the plan of arrangement. The right to dissent is described in the section in the Circular entitled "Dissent Rights" and the text of the Interim Order is set forth in Appendix  to the Circular. Failure to comply strictly with the requirements set forth in Sections 237 to 247 of the BCBCA, as modified, may result in the loss of any right of dissent.

DATED at Vancouver, British Columbia this 25th day of July, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

"Greg D. Smith"

Greg D. Smith

President & Chief Executive Officer

TABLE OF CONTENTS

INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR	3
Information contained in this Circular regarding Alamos	3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISKS	3
NOTE TO UNITED STATES SECURITYHOLDERS	5
CURRENCY AND EXCHANGE RATES	7
GLOSSARY OF TERMS	7
SUMMARY	16
The Meeting	16
Record Date	16
Purpose of the Meeting	16
The Arrangement	16
Background to the Arrangement	17
Recommendation to the Esperanza Board	17
Reasons for the Arrangement	17
Fairness Opinion	18
Voting Agreements	18
Esperanza after the Arrangement	19
Court Approval	19
Non-Solicitation and Superior Proposals	19
Termination of the Arrangement Agreement	20
Procedure for Exchange of Esperanza Shares	20
Procedure for Exchange of In the Money Esperanza Options and Esperanza RSUs	20
Procedure for Exchange of Esperanza Warrants	20
Dissent Rights	21
Income Tax Considerations	21
Regulatory Law Matters and Security Law Matters	22
Risk Factors	24
GENERAL PROXY INFORMATION	24
Solicitation of Proxies	24
Appointment and Revocation of Proxies	24
Non-Registered Holders	25
Voting of Proxies	26
Voting Shares and Principal Holders Thereof	26
THE ARRANGEMENT	27
Arrangement Mechanics	27
Principal Steps in the Arrangement	28
Background to the Arrangement	29
Recommendation to the Esperanza Board	31
Reasons for the Arrangement	31
Fairness Opinion	33
Voting Agreements	33
Approval of Arrangement Resolution	34
Court Approval of the Arrangement	34
Regulatory Approvals	35
Completion of the Arrangement	36
The Arrangement Agreement	36
Procedure for Exchange of Esperanza Shares	44
Procedure for Exchange of In the Money Esperanza Options and Esperanza RSU’s	46
Procedure for Exchange of Esperanza Warrants	46
Expenses of the Arrangement	46
Interest of Certain Persons in the Arrangement	46
Regulatory Law Matters and Securities Law Matters	48
Risks Associated with the Arrangement	53
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	55
Holders Resident in Canada	56
Holders Not Resident in Canada	57
Eligibility for Investment	58
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	59
Scope of This Disclosure	60
U.S. Federal Income Tax Consequences of the Arrangement	61
U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of Alamos Warrants and Alamos Warrant Shares	64
Other Considerations	66
DISSENT RIGHTS	68
INFORMATION CONCERNING ESPERANZA	70
Securities	70
Trading Price and Volume	70
Previous Purchases and Sales	70
Dividends Policy	71
INFORMATION CONCERNING ALAMOS	71
Document Incorporated by Reference	71
Overview	71
Description of Securities	72
Consolidated Capitalization	73
Prior Sales	74
Trading Price and Volume	75
Risk Factors	76
Auditor, Registrar and Transfer Agent	76
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	76
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	76
ADDITIONAL INFORMATION	76
APPROVAL OF DIRECTORS	77
CONSENT OF HAYWOOD SECURITIES INC.	78

APPENDICES

INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR

The information contained in this Circular, unless otherwise indicated, is given as of July 25th, 2013.

No person has been authorized to give any information or to make any representation in connection with the matters being considered herein other than those contained in this Circular and, if given or made, such information or representation should not be considered or relied upon as having been authorized.  This Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or permitted or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or proxy solicitation.  Neither the delivery of this Circular nor any distribution of securities referred to herein should, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Circular.

Information contained in this Circular should not be construed as legal, tax or financial advice and Esperanza Shareholders are urged to consult their own professional advisors in connection with the matters considered in this Circular.

THE ARRANGEMENT AND THE RELATED SECURITIES DESCRIBED HEREIN HAVE NOT BEEN REGISTERED WITH, RECOMMENDED BY, OR APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES AUTHORITY OF ANY U.S. STATE OR CANADIAN PROVINCE OR TERRITORY NOR HAVE ANY OF THEM PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR THE ACCURACY OR ADEQUACY OF THIS CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 Information Contained in this Circular regarding Alamos

The information concerning Alamos, Subco and their respective affiliates, including the Alamos Securities, contained in this Circular have been provided by Alamos for inclusion in this Circular.  In the Arrangement Agreement, Alamos provided a covenant to Esperanza that it would ensure that the information provided by it for the preparation of this Circular would be complete and accurate in all material respects, would not contain any untrue statement of a material fact or omit to state a material fact required to be stated in the Circular in order to make any information so furnished or any information concerning Alamos, Subco and their respective affiliates, including the Alamos Securities, not misleading in light of the circumstances in which they are made.  Although Esperanza has no knowledge that would indicate that any statements contained herein relating to Alamos, Subco and their respective affiliates, including the Alamos Securities, taken from or based upon such information provided by Alamos are untrue or incomplete, neither Esperanza nor any of its officers or directors assumes any responsibility for the accuracy or completeness of the information relating to Alamos, Subco and their respective affiliates, including the Alamos Securities, or for any failure by Alamos to disclose facts or events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to Esperanza.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISKS

This Circular and the documents incorporated into this Circular by reference, contain "forward-looking statements" within the meaning of the Unites States Private Securities Litigation Reform Act of 1995, as amended, and "forward-looking information" within the meaning of the applicable Canadian Securities Laws (forward-looking information and forward-looking statements being collectively herein after referred to as "forward-looking statements") that are based on expectations, estimates and projections as at the date of this Circular or the dates of the documents incorporated herein by reference, as applicable. These forward-looking statements include but are not limited to statements and information concerning: the Arrangement; covenants of Esperanza and Alamos; the timing for the implementation of the Arrangement and the potential benefits of the Arrangement; the likelihood of the Arrangement being completed; principal steps of the Arrangement; statements made in, and based upon, the Fairness Opinion; statements relating to the business and future activities of, and developments related to, Esperanza and Alamos after the date of this Circular and before the Effective Time and to and of Alamos after the Effective Time; Esperanza Shareholder approval and Court approval of the Arrangement; regulatory approval of the Arrangement; the market position and future financial or operating performance of Alamos or Esperanza; and the liquidity of Alamos Warrants and Alamos Shares following the Effective Time.  Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if a property is developed, and in the case of mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements, which include statements relating to, among other things, the ability of Esperanza or Alamos to continue to successfully compete in the market.

These forward-looking statements are based on the beliefs of the management of Esperanza or Alamos, as the case may be, as well as on assumptions which such management believes to be reasonable, based on information currently available at the time such statements were made.  However, there can be no assurance that forward-looking statements will prove to be accurate.  Such assumptions and factors include, among other things, the satisfaction of the terms and conditions of the Arrangement, including the approval of the Arrangement by Esperanza Shareholders, and the approval of the Arrangement and its fairness by the Court; the receipt of the required governmental and regulatory approvals and consents, and the timing of the receipt thereof; general business and economic conditions; that Esperanza and Alamos will successfully integrate and the anticipated benefits of the Arrangement will be achieved; market competition; and tax benefits and tax rates.

By their nature, forward-looking statements are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Esperanza or Alamos to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: the Arrangement Agreement may be terminated in certain circumstances; general business, economic, competitive, political, regulatory and social uncertainties; mineral and gold and silver price volatility; risks related to competition; risks related to factors beyond the control of Esperanza or Alamos; risks and uncertainties associated with exploration, development and mining operations; title risks; environmental risks and risks relating to environmental permitting and licenses; risks related to directors and executive officers of Esperanza possibly having interests in the Arrangement that are different from other Esperanza Securityholders; risks relating to the possibility that more than 10% of Esperanza Shareholders may exercise their Dissent Rights; dependence on key management, employees, consultants, and skilled personnel; the global economic climate; the execution of strategic growth plans; risks inherent to operating in Mexico through foreign subsidiaries; risks relating to the lack of hedging policies; dilution; market reaction to the Arrangement; risks relating to the integration of Esperanza and Alamos' operations; insurance risks; and litigation.

This list is not exhaustive of the factors that may affect any of the forward-looking statements of Esperanza or Alamos. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out or incorporated by reference in this Circular generally and certain economic and business factors, some of which may be beyond the control of Esperanza and Alamos.  Some of the important risks and uncertainties that could affect forward-looking statements are described in the section entitled "Description of the Business – Risk Factors" of Esperanza's annual information form dated March 18, 2013 and in the section entitled "Narrative Description of the Business" of the Alamos AIF, both of which are filed on SEDAR at www.sedar.com. Esperanza and Alamos do not intend, and do not assume, any obligation to update any forward-looking statements, other than as required by applicable Law.  For all of these reasons, Esperanza Shareholders should not place undue reliance on forward-looking statements.

NOTE TO UNITED STATES SECURITYHOLDERS

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN REGISTERED WITH, RECOMMENDED BY, OR APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES AUTHORITY IN ANY STATE, NOR HAS THE SEC OR THE SECURITIES AUTHORITY OF ANY STATE PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Alamos Warrants to be issued and distributed pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any applicable Securities Laws of any state of the United States, and are being issued in reliance on the Section 3(a)(10) Exemption on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to Esperanza Securityholders as further described in this Circular under the heading "The Arrangement - Regulatory Law Matters and Securities Law Matters – United States Securities Law Matters", and in reliance on similar exemptions from registration or qualification under any applicable Securities Laws of any state of the United States.

The solicitation of proxies made pursuant to this Circular is not subject to the requirements of Section 14(a) of the U.S. Exchange Act by virtue of an exemption applicable to proxy solicitations by "foreign private issuers" (as defined in Rule 3b-4 under the U.S. Exchange Act). Accordingly, this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Esperanza Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and to proxy statements under the U.S. Exchange Act.

Information concerning the properties and operations of Alamos and Esperanza has been prepared in accordance with the requirements of Canadian Securities Laws, which differ from the requirements of United States Securities Laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included or incorporated by reference in this Circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum definitions and classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

In particular, and without limiting the generality of the foregoing, the requirements of NI 43-101 for identification of "reserves" are not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Further, the term "resource" does not equate to the term "reserve". The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by United States standards in documents filed with the SEC. United States investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of "contained tonnes" in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Investors are cautioned not to assume that all or any part of "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" will ever be converted into "reserves". Accordingly, information contained in this Circular and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal Securities Laws and the rules and regulations thereunder.

Financial statements included or incorporated by reference in this Circular have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, which differ from United States generally accepted accounting principles, auditing and auditor independence standards, respectively, in certain material respects, and thus they may not be comparable to financial statements of U.S. companies.

Esperanza Shareholders who are resident in, or citizens of, the United States are advised to review the summary contained in this Circular under the heading "Certain United States Federal Income Tax Considerations" and to consult their own tax advisors to determine the particular United States tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the Laws of any other relevant foreign, state, local, or other taxing jurisdiction.

The enforcement by Esperanza Shareholders of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that Esperanza is incorporated outside the United States, that some or all of its officers and directors and the experts named herein are residents of a foreign country and that some or all of the assets of Esperanza and the aforementioned persons are located outside the United States.  As a result, it may be difficult or impossible for Esperanza Shareholders to effect service of process within the United States upon Esperanza, its officers or directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal Securities Laws of the United States or "blue sky" laws of any state within the United States.  In addition, Esperanza Shareholders should not assume that the courts of Canada (a) would allow them to sue Esperanza, its officers or directors, or the experts named herein in the courts of Canada, (b) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal Securities Laws of the United States or "blue sky" laws of any state within the United States, or (c) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal Securities Laws of the United States or "blue sky" laws of any state within the United States.

CURRENCY AND EXCHANGE RATES

Unless otherwise indicated herein, references to (i) "$" are to Canadian dollars and (ii) "US$" are to United States dollars.

GLOSSARY OF TERMS

In this Circular and accompanying Notice of Meeting, unless otherwise defined herein or unless there is something in the subject matter inconsistent therewith, the following terms have the respective meanings set out below, words importing the singular number include the plural and vice versa and words importing any gender include all genders.

"Acquisition Proposal"

means other than the transactions contemplated by the Arrangement Agreement and any transaction involving only Esperanza and/or one or more of its wholly-owned subsidiaries, any offer, proposal, expression of interest or inquiry from any person (other than Alamos or any of its affiliates) after the date hereof relating to:

(a)

any acquisition or sale, direct or indirect (including by way of option, lease or joint venture), of:

(i)

the assets of Esperanza and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Esperanza and its subsidiaries, taken as a whole; or

(ii)

20% or more of any voting or equity securities of Esperanza or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Esperanza and its subsidiaries, taken as a whole;

(b)

any take-over bid, tender offer or exchange offer for any class of voting or equity securities, or any securities exchangeable for or convertible into voting or equity securities, of Esperanza that, if consummated, would result in such person beneficially owning 20% or more of any class of voting or equity securities of Esperanza;

(c)

a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Esperanza or any of its subsidiaries;

(d)

any transaction or series of transactions similar to those referred to in paragraphs (a), (b) or (c) above involving Esperanza or any of its subsidiaries; or

(e)

any public announcement of an intention to do any of the foregoing.

"affiliate"	has the meaning ascribed to it in the Securities Act.
"Alamos"	means Alamos Gold Inc., a company existing under the BCBCA.
"Alamos AIF"	has the meaning ascribed thereto in "Information Concerning Alamos - Documents Incorporated by Reference".
"Alamos Securities"	means Alamos Shares and Alamos Warrants.
"Alamos Share"	means a common share in the capital of Alamos, as currently constituted.
"Alamos Warrants"

a warrant to purchase from Alamos one Alamos Share for a price per Alamos Share equal to the Exercise Price until May 24, 2017, with all other terms and condition of such warrants being materially the same terms and conditions of the Esperanza Warrants in effect immediately prior to the Effective Time.

"Arrangement"

means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order.

"Arrangement Agreement"	means the arrangement agreement dated July 12, 2013 between Esperanza, Alamos and Subco.
"Arrangement Resolution"	means the resolution to be approved by the Esperanza Shareholders, substantially in the form and content set out in Appendix A to this Circular.
"BCBCA"	means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.
"BCSC"	means the British Columbia Securities Commission, and includes any successor thereto.
"Business Day"	means any day other than a Saturday, a Sunday or a statutory civic holiday in Toronto, Ontario or Vancouver, British Columbia.
"Circular"	means collectively, the Notice of Meeting and this Management Information Circular, including all appendices, sent to Esperanza Shareholders in connection with the Meeting.
"COFECO"	means the Federal Competition Commission in Mexico.
"Court"	means the Supreme Court of British Columbia.
"Depositary"	means Computershare Investor Services Inc., at such offices as are set out in the Letter of Transmittal.
"Dissent Procedures"	has the meaning ascribed thereto in "Dissent Rights".
"Dissent Rights"	means the rights of dissent of Esperanza Shareholders in respect of the Arrangement described in the Plan of Arrangement.
"Dissenting Shareholder"	means an Esperanza Shareholder who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Esperanza Shares.
"Effective Date"

means the date that is two Business Days following the satisfaction or waiver of all of the conditions to the completion of the Arrangement as set out in Sections 6.1, 6.2 and 6.3 of the Arrangement Agreement (other than those conditions that, by their terms, cannot be satisfied until the Effective Date), as confirmed in writing by Esperanza and Alamos, or such other date as Esperanza and Alamos may agree in writing, acting reasonably.

"Effective Time"	means 12:01 a.m. Vancouver time on the Effective Date or such other time as may be agreed in writing between Alamos and Esperanza.
"Esperanza"	means Esperanza Resources Corp., a company existing under the BCBCA.
"Esperanza Board"	means the board of directors of Esperanza as the same is constituted from time to time.
"Esperanza Option"	means an option to purchase Esperanza Shares governed by the Esperanza Stock Option Plan.
"Esperanza Optionholders"	means the holders of Esperanza Options.
"Esperanza RSU Holders"	means the holders of Esperanza RSUs.
"Esperanza RSUs"	means outstanding restricted share units granted under the Esperanza Restricted Share Unit Plan effective May 11, 2012.
"Esperanza Securities"	means the Esperanza Shares, the Esperanza Warrants, the Esperanza Options and the Esperanza RSUs.
"Esperanza Securityholders"	means the Esperanza Shareholders, the Esperanza Warrantholders, the Esperanza Optionholders and the Esperanza RSU Holders.
"Esperanza Shareholders"	means the holders of Esperanza Shares.
"Esperanza Shares"	means the common shares in the capital of Esperanza, as currently constituted.
"Esperanza Stock Option Plan"	means the Stock Option Plan of Esperanza, as amended, as most recently approved by Esperanza Shareholders on June 12, 2012.
"Esperanza Warrantholders"	means the holders of Esperanza Warrants.
"Esperanza Warrants"	means outstanding warrants to purchase Esperanza Shares issued under the warrant indenture made as of May 24, 2012 between Esperanza and Computershare Trust Company of Canada, as warrant agent.
"Exercise Price"	means $29.48.
"Expression of Interest"	has the meaning ascribed thereto in "The Arrangement – Background to the Arrangement".
"Fairness Opinion"	means the written opinion dated July 12, 2013 from Haywood delivered to the Esperanza Board in connection with the Arrangement, a copy of which is attached as Appendix C to this Circular.
"Final Order"

means the final order of the Court pursuant to section 291 of the BCBCA, approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

"FINRA"	means the Financial Industry Regulatory Authority, Inc.
"GAAP"	means Canadian generally accepted accounting principles, including the incorporation therein of International Financial Reporting Standards.
"Governmental Entity"

means:

(f)

any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign;

(g)

any subdivision, agent, commission, board or authority of any of the foregoing;

(h)

any quasi-governmental entity, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including FINRA; or

(i)

any stock exchange, including the TSX-V and the OTCQX.

"Haywood"	means Haywood Securities Inc.
"Interim Order"	means the interim order of the Court granted July 25, 2013, providing for, among other things, the calling and holding of the Meeting, as the same may be amended by the Court.
"Intermediary"	has the meaning ascribed thereto in "General Proxy Information – Non-Registered Holders".
"In the Money Esperanza Options"	means an Esperanza Option with an exercise price of less than $0.85 per Esperanza Share.
"Law" or "Laws"

means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, including Morelos State, Mexico, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities.

"Letter of Transmittal"	means the Letter of Transmittal sent by Esperanza to Registered Esperanza Shareholders for use in connection with the Plan of Arrangement.
"Material Adverse Effect"

means any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be material and adverse to the business, results of operations or financial condition of Esperanza and its subsidiaries, taken as a whole, excluding any change, effect, event or occurrence resulting from or relating to:

(a)

the Arrangement Agreement or the transactions contemplated hereby or the performance of any obligation hereunder or the announcement thereof;

(b)

changes in the global economy or the securities markets in general provided that it does not have a materially disproportionate effect on Esperanza and its subsidiaries, taken as a whole, relative to comparable exploration and/or mining companies operating in the gold mining or exploration industry;

(c)

any change in applicable Laws or in the interpretation thereof by any Governmental Entity, provided that it does not have a materially disproportionate effect on Esperanza and its subsidiaries, taken as a whole, relative to comparable exploration and/or mining companies and provided that such change does not have the effect of expropriating or materially reducing the ownership interest in or the Concessions comprising the Projects;

(d)

any change in GAAP;

(e)

any natural disaster;

(f)

changes affecting the mining industry generally or the price of gold, provided that such changes do not have a materially disproportionate effect on Esperanza and its subsidiaries, taken as a whole, relative to comparable mining and/or exploration companies;

(g)

any changes relating to relative currency exchange rates of the currencies in Canada or the U.S.; or

(h)

any decrease in the market price or any decline in the trading volume of Esperanza Shares on the TSX-V (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred), and, for greater certainty, references in the Arrangement Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether a "Material Adverse Effect" occurred.

"material fact"	has the meaning ascribed to it in the Securities Act.
"Meeting"	means the special meeting of Esperanza Shareholders to be held to consider the Arrangement Resolution, including any adjournment or postponement thereof.
"Meeting Deadline"	means September 4, 2013.
"Meeting Materials"	means this Circular, the form of proxy and the Letter of Transmittal.
"Mexican Antitrust Act"	means the Federal Law of Economic Competition (Ley Federal de Competencia Economica) (Mexico).
"Mexican Antitrust Clearance"

means all applicable approvals or clearances have been received from the appropriate Governmental Entities and all applicable waiting periods have expired or been terminated or waived by the appropriate Governmental Entities relating to the Mexican Antitrust Filing.

"Mexican Antitrust Filing"	means the pre-merger filing under the Mexican Antitrust Act.
"MI 61-101"	means Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions.
"Mulatos Mine"	has the meaning ascribed thereto in "Information Concerning Alamos - Overview".
"NI 43-101"	means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
"NI 45-102"	means National Instrument 45-102 – Resale of Securities.
"Non-Registered Holder"	has the meaning ascribed thereto in "General Proxy Information – Non-Registered Holders".
"Notice of Dissent"

means a written objection to the Arrangement Resolution by way of a notice of dissent duly and validly given by an Esperanza Shareholder exercising Dissent Rights as contemplated in the Interim Order and as described in the Plan of Arrangement.

"NYSE"	means the New York Stock Exchange.
"Out of the Money Esperanza Options"	means an Esperanza Option with an exercise price of $0.85 or greater per Esperanza Share.
"Outside Date"	means September 30, 2013, or such later date as may be agreed to in writing by the Parties.
"Pan American"	has the meaning ascribed thereto in "The Arrangement – Background to the Arrangement".
"Pan American Agreements"	has the meaning ascribed thereto in "The Arrangement – Background to the Arrangement".
"Parties"	means Esperanza and Alamos and "Party" means any of them.
"person"

includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

"PFIC"	has the meaning ascribed thereto in "Certain United States Federal Income Tax Considerations".
"Plan of Arrangement"

means the plan of arrangement in the form and content set out in Appendix B to this Circular, and any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order.

"Proxy Solicitation Agent"	means Kingsdale Shareholder Services Inc.
"Record Date"	means July 25, 2013.
"Registered Esperanza Shareholder"	means a registered holder of Esperanza Shares.
"Regulation S"	means Regulation S adopted by the SEC pursuant to the U.S. Securities Act.
"SEC"	means the United States Securities and Exchange Commission.
"Section 3(a)(10) Exemption"	means the exemption from the registration requirements of the U.S. Securities Act provided under Section 3(a)(10) thereof.
"Securities Act"	means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time.
"Securities Authorities"	means the BCSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada.
"Securities Laws"

means all applicable Securities Laws of Canada and the United States, including the Securities Act, the U.S. Securities Act and the U.S. Exchange Act, together with all other applicable provincial and state Securities Laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time.

"SEDAR"	means the System for Electronic Disclosure Analysis and Retrieval.
"Sprott"	has the meaning ascribed thereto in "Voting Shares and Principal Holders Thereof".
"Subco"	means 0975064 B.C. LTD., a company existing under the BCBCA and a wholly-owned subsidiary of Alamos.
"subsidiary"

means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary.

"Superior Proposal"

means any bona fide unsolicited written Acquisition Proposal made after the date of the Arrangement Agreement (and not obtained in violation of Section 7.2 of the Arrangement Agreement) that relates to 100% of the outstanding Esperanza Shares (other than Esperanza Shares owned by the person making the Superior Proposal) or all or substantially all of the consolidated assets of Esperanza and its subsidiaries and:

(i)

that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal;

(j)

that, in the case of an Acquisition Proposal to acquire the outstanding Esperanza Shares, is made available to all Esperanza Shareholders on the same terms and conditions (other than in the case of an asset transaction);

(k)

is not subject to a financing or due diligence condition;

(l)

if the Acquisition Proposal provides for consideration per Esperanza Share that is not at least 7% greater than $0.85 plus the value of 0.0625 of an Alamos Warrant as at the date on which the Acquisition Proposal is received by Esperanza, as determined by financial advisors to Esperanza, acting reasonably, then the consideration per Esperanza Share under such Acquisition Proposal must be payable in cash; and

(m)

in respect of which the Esperanza Board determines, in its good faith judgment, after receiving the advice of its outside legal counsel (in respect of (i) below) and financial advisors (in respect of (ii) below), that:

(i)

failure to recommend such Acquisition Proposal to the holders of Esperanza Shares would be inconsistent with its fiduciary duties under applicable Law; and

(ii)

having regard for all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the holders of Esperanza Shares from a financial point of view than the Arrangement, after taking into account any change to the Arrangement proposed by Alamos pursuant to Section 7.3 of the Arrangement Agreement.

"Tax Act"	means the Income Tax Act (Canada), as amended from time to time.
"Termination Fee"	means an amount equal to $2.7 million.
"TSX"	means the Toronto Stock Exchange.
"TSX-V"	means the TSX Venture Exchange.
"U.S. Esperanza Securityholders"	has the meaning ascribed thereto in "The Arrangement".
"U.S. Exchange Act"	means the United States Securities Exchange Act of 1934, as the same has been and hereinafter from time to time may be amended, and the rules and regulations promulgated thereunder.
"U.S. Holder"	has the meaning ascribed thereto in "Certain United States Federal Income Tax Considerations".
"U.S. Person"	has the meaning ascribed to such term under Rule 902(k) of Regulation S of the U.S. Securities Act.
"U.S. Securities Act"	means the United States Securities Act of 1933, as the same has been and hereinafter from time to time may be amended, and the rules and regulations promulgated thereunder.
"United States"	means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.
"Voting Agreements"

means the support and lock-up agreements (including all amendments thereto) between Alamos each of the directors and senior officers of Esperanza entered into on July 12, 2013 setting forth the terms and conditions upon which they have agreed to vote their Esperanza Shares in favour of the Arrangement Resolution.

"Waiver"	has the meaning ascribed thereto in "The Arrangement – Background to the Arrangement".
"Warrant Agent"	has the meaning ascribed thereto in "Information Concerning Alamos - Description of Securities".
"Warrant Indenture"	has the meaning ascribed thereto in "Information Concerning Alamos - Description of Securities".

SUMMARY

This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, including the Appendices which are incorporated into and form part of this Circular. Terms with initial capital letters in this summary are defined in the Glossary of Terms immediately preceding this summary.

The Meeting

The Meeting will be held at the Connaught Room, Metropolitan Hotel Vancouver, 645 Howe Street, Vancouver, British Columbia on August 27, 2013 at 10:00 a.m. (Vancouver time).

Record Date

Only Esperanza Securityholders of record as at 5:00 p.m. (Vancouver time) on July 25, 2013 will be entitled to receive notice of the Meeting, or any adjournment or postponement thereof. Only Esperanza Shareholders of record as at 5:00 p.m. (Vancouver time) on July 25, 2013 will be entitled to vote at the Meeting.

Purpose of the Meeting

The Meeting is a special meeting of Esperanza Shareholders.  At the Meeting, Esperanza Shareholders will be asked to consider and, if deemed advisable, to pass, the Arrangement Resolution approving the Arrangement.  The full text of the Arrangement Resolution is set out in Appendix  to this Circular.  In order to implement the Arrangement, the Arrangement Resolution must be approved, with or without amendment, by (i) at least two-thirds of the votes cast by Esperanza Shareholders present in person or represented by proxy at the Meeting, and (ii) at least a simple majority of the votes cast by the Esperanza Shareholders present in person or represented by proxy at the Meeting, with the 539,300 votes attached to the Esperanza Shares held by Greg Smith, Esperanza's President and Chief Executive Officer, and Daniel O'Flaherty, Esperanza's Executive Vice President, being excluded from such vote.  See "The Arrangement — Approval of Arrangement Resolution" and "The Arrangement – Regulatory Law Matters and Securities Law Matters – Canadian Securities Law Matters – MI 61-101".

The Arrangement

Esperanza and Alamos have agreed, subject to the satisfaction of certain conditions, to the indirect acquisition by Alamos of all of the Esperanza Shares and Esperanza Warrants. The acquisition will be effected by way of a court-approved Plan of Arrangement under the BCBCA pursuant to which Esperanza Securityholders will be entitled to receive:

•

$0.85 in cash and 0.0625 of an Alamos Warrant for each Esperanza Share held;

•

a cash payment equal to an amount by which $0.85 exceeds the applicable exercise price of the In the Money Esperanza Option and 0.0625 of an Alamos Warrant for each In the Money Esperanza Option held;

•

0.15 of an Alamos Warrant for each Esperanza Warrant held; and

•

$0.85 in cash and 0.0625 of an Alamos Warrant for each Esperanza RSU held.

The Alamos Warrants will have an exercise price of $29.48 per Alamos Share and will expire on May 24, 2017.  Alamos has applied to have the Alamos Warrants listed for trading on the TSX. All Out of the Money Esperanza Options will be cancelled for no consideration.

On completion of the Arrangement, Esperanza will be an indirect wholly-owned subsidiary of Alamos.  See "Information Concerning Alamos".

A copy of the Plan of Arrangement is attached as Appendix  and forms an integral part of this Circular. Esperanza Shareholders are encouraged to read the Arrangement Agreement as it is the principal agreement that governs the Arrangement. The Arrangement Agreement may be found under Esperanza's company profile on SEDAR at www.sedar.com.  For a summary of the principal provisions of the Arrangement Agreement, see "The Arrangement - The Arrangement Agreement".

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arm's length negotiations conducted between representatives of Esperanza and Alamos and their respective advisors. See "The Arrangement – Background to the Arrangement" for a summary of the meetings, negotiations, discussions and actions between Esperanza and Alamos that preceded the execution and public announcement of the Arrangement Agreement.

Recommendation of the Esperanza Board

After careful consideration of a number of factors, as described under the heading "The Arrangement — Reasons for the Arrangement", and having considered the Fairness Opinion, as described under the heading "The Arrangement – Fairness Opinion", the Esperanza Board has unanimously determined that the Plan of Arrangement is in the best interests of Esperanza and the Esperanza Securityholders.  Accordingly, the Esperanza Board unanimously recommends that Esperanza Shareholders vote FOR the Arrangement Resolution.

Reasons for the Arrangement

The following is a summary of the principal reasons for the unanimous recommendation of the Esperanza Board that Esperanza Shareholders vote FOR the Arrangement Resolution:

•

Attractive Premium to Esperanza Shareholders:  The consideration being offered to Esperanza Shareholders under the Arrangement, including the estimated value of the Alamos Warrants to be issued to Esperanza Shareholders, represents a premium of approximately 52% over the closing price of Esperanza Shares on the TSX-V on July 11, 2013, the last trading day prior to announcement of the Arrangement, and a 78% premium to the 20-day volume-weighted average price of Esperanza Shares on the TSX-V.

•

Fairness Opinion:  Haywood has provided a written opinion to the Esperanza Board that, as at July 12, 2013, and subject to the assumptions, limitations and qualifications set out therein, the consideration to be received under the Arrangement is fair, from a financial point of view, to Esperanza Shareholders.

•

Certainty of Value:  The consideration to be paid to Esperanza Shareholders pursuant to the Arrangement is predominantly cash, which provides immediate liquidity enabling Esperanza Shareholders to realize value for their investment in the context of continued market uncertainty.  Alamos has applied to have the Alamos Warrants listed on the TSX, to allow for additional liquidity if an Esperanza Shareholder so chooses.

•

Fully-Funded Offer:  The Arrangement is not subject to a financing condition and Alamos has the funds in place to complete the Arrangement.

•

Process:  Following negotiations with Alamos and careful consideration of the alternatives, the Esperanza Board considers the Arrangement to be the best available means to maximize shareholder value.

•

Low Completion Risk:  There are no material competition or other regulatory issues which are expected to arise in connection with the Arrangement that would prevent its completion, and all required regulatory clearances and approvals are expected to be obtained.  The Arrangement is subject to conditions that are in line with similar transactions in the mining industry.

•

Context of the Mining Industry & Current Market Environment:  The Arrangement will significantly reduce the risk profile for Esperanza Shareholders by eliminating financing, permitting and project/operational risk, particularly in the context of continued market uncertainty.

•

Required Esperanza Shareholder and Court Approval:  The Arrangement Resolution must be approved by (i) no less than two-thirds of the votes cast by Esperanza Shareholders present in person or represented by proxy at the Meeting, and (ii) at least a simple majority of the votes cast by the Esperanza Shareholders present in person or represented by proxy at the Meeting, with the 539,300 votes attached to the Esperanza Shares held by Greg Smith, Esperanza's President and Chief Executive Officer, and Daniel O'Flaherty, Esperanza's Executive Vice President, being excluded from such vote.  The Arrangement must also be sanctioned by the Court, which will consider, among other things, the fairness of the Arrangement to Esperanza Securityholders.

•

Terms of the Arrangement Agreement: The Arrangement Agreement allows the Esperanza Board, before the Meeting, to consider and respond, in accordance with its fiduciary duties, to certain unsolicited Acquisition Proposals which may be superior to the Arrangement. The terms of the Arrangement Agreement, including the Termination Fee payable in connection with a termination of the Arrangement Agreement in certain circumstances, are customary and reasonable in the circumstances.

See "Cautionary Note Regarding Forward-Looking Statements and Risks" and "The Arrangement – Reasons for the Arrangement".

Fairness Opinion

In connection with the Arrangement, the Esperanza Board received an oral opinion delivered on July 11, 2013, and subsequently confirmed in a written opinion dated July 12, 2013 from Haywood which states that, as of July 12, 2013, and subject to the assumptions, limitations and qualifications set out therein, the consideration offered pursuant to the Arrangement to the Esperanza Shareholders is fair, from a financial point of view, to the Esperanza Shareholders.  The full text of the Fairness Opinion, which sets forth certain assumptions made, matters considered and limitations on the review undertaken in connection with such opinion, is attached as Appendix  to this Circular.  Esperanza Shareholders are urged to, and should, read the Fairness Opinion in its entirety.  See "The Arrangement – Fairness Opinion".

Subject to the terms of its engagement, Haywood has consented to the inclusion in this Circular of its Fairness Opinion in its entirety, together with the summary herein and other information relating to Haywood and its Fairness Opinion. The Fairness Opinion addresses only the fairness of the consideration offered to the Esperanza Shareholders under the Arrangement from a financial point of view and does not and should not be construed as a valuation of Esperanza or Alamos or their respective assets, liabilities or securities or as recommendations to any Esperanza Shareholder as to how to vote at the Meeting.

Voting Agreements

On July 12, 2013, Alamos entered into a Voting Agreement with each of the directors and senior officers of Esperanza.  The Voting Agreements set forth, among other things, the agreement of each director and senior officer to vote his Esperanza Shares in favour of the Arrangement Resolution. As of the Record Date, approximately 8.23% of the outstanding Esperanza Shares (on a fully diluted basis) were subject to the Voting Agreements.  See "The Arrangement - Voting Agreements".

Esperanza after the Arrangement

On completion of the Arrangement, Alamos will, indirectly through Subco, own all of the outstanding Esperanza Shares and it is expected that the business and operations of Esperanza will be managed and operated as a subsidiary of Alamos.  It is expected that the management of the business and operations of Esperanza and Alamos will be consolidated at Alamos' current principal executive offices. After the Arrangement, Esperanza will be an indirect wholly-owned subsidiary of Alamos, the Esperanza Shares and the Esperanza Warrants will be delisted from the TSX-V on or promptly following the Effective Date, and Alamos expects to apply to the applicable Securities Authorities to have Esperanza cease to be a reporting issuer.

Court Approval

The Arrangement requires Court approval under the BCBCA.  In addition to this approval, the Court will be asked for a declaration following a Court hearing that the Arrangement is fair to the Esperanza Securityholders, which will, in part, serve as the basis for the Section 3(a)(10) Exemption. Before the mailing of this Circular, Esperanza obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and certain other procedural matters. If the Arrangement Resolution is passed at the Meeting as provided for in the Interim Order, Esperanza intends to make an application to the Court for the Final Order at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, on August 29, 2013 at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, or at any other date and time as the Court may direct.  The Final Order is required for the Arrangement to become effective, and before the hearing of the Final Order, the Court will be informed that the Final Order will also constitute the basis for the Section 3(a)(10) Exemption under the U.S. Securities Act with respect to the Alamos Warrants to be issued pursuant to the Arrangement.  Esperanza has been advised by its legal counsel, Stikeman Elliott LLP, that the Court has broad discretion under the BCBCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, on the terms presented or substantially on those terms.  Depending upon the nature of any required amendments and in accordance with the Arrangement Agreement, Esperanza may determine not to proceed with the Arrangement.

Any Esperanza Securityholder who wishes to appear or be represented and to present evidence or arguments at that hearing must file and serve a response to petition no later than 4:00 p.m. (Vancouver time) on August 26, 2013 along with any other documents required, all as set out in the Interim Order and Notice of Petition for Final Order, the texts of which are set out in Appendix   to this Circular, and satisfy any other requirements of the Court.  Such persons should consult with their legal advisor with respect to the legal rights available to them in relation to the Arrangement and as to the necessary requirements to assert any such rights.  See "The Arrangement - Court Approval of the Arrangement".

Non-Solicitation and Superior Proposals

Pursuant to the Arrangement Agreement, Esperanza has agreed not to solicit, initiate or encourage any Acquisition Proposals.  However, the Esperanza Board has the right to consider and accept a Superior Proposal provided certain conditions are satisfied, including the condition that Alamos is provided a five Business Day right to match the Superior Proposal.  If Esperanza accepts a Superior Proposal and terminates the Arrangement Agreement, Esperanza must, before or concurrent with such termination, pay Alamos the Termination Fee.  Esperanza can only consider and accept a Superior Proposal before the Meeting.

See "The Arrangement - The Arrangement Agreement – Non-Solicitation Covenants and Rights to Accept a Superior Proposal" and "The Arrangement - The Arrangement Agreement – Alamos Right to Match".

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated before the Effective Time in certain circumstances.  Such termination may, in certain circumstances, result in the payment by Esperanza to Alamos of the Termination Fee or an expense reimbursement fee of up to $500,000, or payment by Alamos to Esperanza of an expense reimbursement fee of up to $500,000.  See "The Arrangement – The Arrangement Agreement – Termination" and "The Arrangement – The Arrangement Agreement – Termination Fee".

Procedure for Exchange of Esperanza Shares

At the time of sending this Circular to each Esperanza Shareholder, Esperanza is also sending to each Registered Esperanza Shareholder the Letter of Transmittal.  The Letter of Transmittal is for use by Registered Esperanza Shareholders only and is not to be used by Non-Registered Holders.  Non-Registered Holders should contact their broker or other Intermediary for instructions and assistance in receiving the consideration in respect of their Esperanza Shares.

The Letter of Transmittal contains instructions with respect to the deposit of certificates representing Esperanza Shares with the Depositary in order to receive the cash and certificates representing Alamos Warrants to which Registered Esperanza Shareholders are entitled under the Arrangement.

No fractional Alamos Warrants will be issued and the number of Alamos Warrants to be issued will be rounded up to the nearest whole number of Alamos Warrants.

See "The Arrangement – Procedure for Exchange of Esperanza Shares".

Procedure for Exchange of In the Money Esperanza Options and Esperanza RSUs

As soon as practicable following the later of the Effective Date, the Depositary will deliver the cheque representing the cash consideration and certificate(s) representing the Alamos Warrants to which the holder of In the Money Esperanza Options or Esperanza RSUs, as applicable, is entitled pursuant to the Arrangement, net of any applicable withholding taxes, to the address of such holder as shown on the central securities register of Esperanza, without any further act or formality on the part of such holder.

No fractional Alamos Warrants will be issued and the number of Alamos Warrants to be issued will be rounded up to the nearest whole number of Alamos Warrants.

See "The Arrangement – Procedure for Exchange of In the Money Esperanza Options and Esperanza RSUs".

Procedure for Exchange of Esperanza Warrants

Immediately after the Effective Time, any document(s) or instrument(s) previously evidencing outstanding Esperanza Warrants will evidence the Alamos Warrants which an Esperanza Warrantholder is entitled to receive pursuant to the Arrangement, without any further act or formality on the part of the Esperanza Warrantholder. No replacement certificate(s) or other document(s) or agreement(s) evidencing the Alamos Warrants will be issued unless an Esperanza Warrantholder delivers to the Depositary after the Effective Time the certificate(s) or other document(s) or agreement(s) previously evidencing the Esperanza Warrantholder's outstanding Esperanza Warrants. Esperanza Warrantholders are required to exchange document(s) or instrument(s) previously evidencing outstanding Esperanza Warrants with the Depositary prior to trading or exercising their Alamos Warrants.

See "The Arrangement – Procedure for Exchange of Esperanza Warrants".

Dissent Rights

The Plan of Arrangement provides that Esperanza Shares held by Registered Esperanza Shareholders who validly exercise Dissent Rights and who are ultimately entitled to be paid the fair value, in cash, for those Esperanza Shares will be acquired by Subco as at the Effective Time, in consideration for the payment by Esperanza of the fair value thereof, in cash. Alamos is not obligated to complete the Arrangement and acquire any of the Esperanza Shares if Registered Esperanza Shareholders holding more than an aggregate of 10% of the outstanding Esperanza Shares exercise Dissent Rights. Registered Esperanza Shareholders who wish to dissent should take note that strict compliance with the dissent procedures is required.

Any Dissenting Shareholder who ultimately is not entitled to be paid the fair value, in cash, of his, her or its Esperanza Shares will be deemed to have participated in the Arrangement on the same basis as non-Dissenting Shareholders, and each Esperanza Share held by such Dissenting Shareholder will be deemed to be transferred to and acquired by Subco in exchange for the cash payment of $0.85 and 0.0625 of an Alamos Warrant. In no case will Esperanza, Subco or any other person be required to recognize the Dissenting Shareholder as a holder of Esperanza Shares after the Effective Time, and the name of the Dissenting Shareholder will be deleted from the registers of holders of Esperanza Shares at the Effective Time.

See "Dissent Rights".

Income Tax Considerations

Canadian Federal Income Tax Matters

The following summary is qualified in its entirety by the more detailed discussion and the assumptions under the heading "Certain Canadian Federal Income Tax Considerations". All Esperanza Shareholders should consult with their own tax advisors.

Subject to the assumptions and limitations described under ''Certain Canadian Federal Income Tax Considerations'', an Esperanza Shareholder who disposes of Esperanza Shares under the Arrangement will realize a capital gain (or capital loss) equal to the amount by which the aggregate of the cash and the fair market value of the Alamos Warrants received by the Resident Holder under the Arrangement exceeds (or is exceeded by) the aggregate of the adjusted cost base of the Esperanza Shares to such Esperanza Shareholder and any reasonable costs of disposition. The exchange by an Esperanza Warrantholder of Esperanza Warrants for Alamos Warrants pursuant to the Arrangement will constitute a disposition of Esperanza Warrants and will generally give rise to a capital gain (or capital loss) equal to the amount by which the fair market value of the Alamos Warrants received by the Esperanza Warrantholder in exchange for Esperanza Warrants exceeds (or is exceeded by) the aggregate of the adjusted cost base of the Esperanza Warrants to such Esperanza Warrantholder and any reasonable costs of disposition.

An Esperanza Shareholder or an Esperanza Warrantholder who is resident, or deemed to be resident, in Canada for the purposes of the Tax Act will generally be required to include one-half (1⁄2) of any capital gain arising from the disposition of Esperanza Shares or Esperanza Warrants, as the case may be, in computing its income for the year. An Esperanza Shareholder or an Esperanza Warrantholder who is not resident, and is not deemed to be resident, in Canada for the purposes of the Tax Act will not generally be subject to tax under the Tax Act on any capital gain arising on the disposition of Esperanza Shares or Esperanza Warrants unless (i) such shares or warrants, as the case may be, are ''taxable Canadian property'' of such shareholder or warrantholder at the time of the disposition, and (ii) such shareholder or warrantholder is not entitled to an exemption from taxation in Canada on the disposition of such shares or warrants under the terms of an applicable income tax convention or treaty.

All Esperanza Shareholders should review the more detailed information under "Certain Canadian Federal Income Tax Considerations".

U.S. Federal Income Tax Matters

The following summary is qualified in its entirety by the more detailed discussion and the assumptions under the heading "Certain United States Federal Income Tax Considerations". All Esperanza Shareholders should consult with their own tax advisors.

The exchange of Esperanza Shares for Alamos Warrants and Canadian dollars pursuant to the Arrangement is intended to be treated as a taxable exchange for U.S. federal income tax purposes. Each U.S. Holder of Esperanza Shares will recognize gain or loss equal to the difference between (i) the fair market value of the Alamos Warrants and Canadian dollars received and (ii) the U.S. Holder's adjusted tax basis in its Esperanza Shares disposed of pursuant to the Arrangement.

Esperanza believes, and the following discussion assumes, that it will be a PFIC for its current tax year and was a PFIC in certain prior tax years.  Under the tax laws governing PFICs, gain, if any, realized by a U.S. Holder who disposes of Esperanza Shares pursuant to the Arrangement will be allocated ratably to each day of the U.S. Holder's holding period with respect to such Esperanza Shares. Gain allocated to the year of disposition will be treated as arising in the year of disposition and taxed at ordinary U.S. federal income tax rates. Gain allocated to each of the other years will be taxed at the highest ordinary U.S. federal income tax rate in effect for each of those years, and interest will be added to the tax determined for each of those years.  Any loss recognized by a U.S. Holder will generally be treated as capital loss, which will be long-term capital loss if the U.S. Holder's holding period with respect to its Esperanza Shares is more than one year at the time of the Arrangement. The deductibility of capital loss is subject to significant limitations.

Regulatory Law Matters and Securities Law Matters

Canadian Securities Law Matters

Esperanza is a reporting issuer in each of the provinces of Canada. The Esperanza Shares currently trade on the TSX-V and are quoted on the OTCQX. The Esperanza Warrants currently trade on the TSX-V. After the Arrangement, Esperanza will be an indirect wholly-owned subsidiary of Alamos, the Esperanza Shares and the Esperanza Warrants will be delisted from the TSX-V on or promptly following the Effective Date, and Alamos expects to apply to the applicable Securities Authorities to have Esperanza cease to be a reporting issuer.

The distribution of the Alamos Warrants pursuant to the Arrangement and the issuance of the Alamos Shares on the exercise of the Alamos Warrants will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian Securities Laws.  The Alamos Warrants received pursuant to the Arrangement and the Alamos Shares issuable on the exercise of the Alamos Warrants will not bear any legend under Canadian Securities Laws and may be resold through registered dealers in each of the provinces of Canada provided that (i) Alamos is and has been a reporting issuer in a jurisdiction in Canada for the four months immediately preceding the trade, (ii) the trade is not a "control distribution" as defined in NI 45-102, (iii) no unusual effort is made to prepare the market or to create a demand for the Alamos Warrants or Alamos Shares issuable on the exercise of the Alamos Warrants, (iv) no extraordinary commission or consideration is paid to a person in respect of such sale, and (v) if the selling securityholder is an insider or officer of Alamos, the selling securityholder has no reasonable grounds to believe that Alamos is in default of applicable Canadian Securities Laws.

It is a condition precedent to the obligations of Esperanza to complete the Arrangement that (i) the TSX has conditionally approved the listing of the Alamos Warrants to be issued pursuant to the Arrangement and the Alamos Shares issuable on the exercise of the Alamos Warrants, subject only to the satisfaction by Alamos of customary listing conditions of the TSX, and that (ii) the NYSE has conditionally approved the listing of the Alamos Shares issuable on the exercise of the Alamos Warrants, subject only to the satisfaction by Alamos of customary listing conditions of the NYSE. As of the date of this Circular, Alamos has submitted listing applications to the TSX and the NYSE.

Each Esperanza Shareholder is urged to consult his, her or its professional advisors to determine the Canadian conditions and restrictions applicable to trades in Alamos Shares, Alamos Warrants and Alamos Shares issuable on the exercise of the Alamos Warrants.

See "The Arrangement – Regulatory Law Matters and Securities Law Matters – Canadian Securities Law Matters".

United States Securities Law Matters

Esperanza is a reporting issuer with the SEC. The Esperanza Shares currently are quoted on the OTCQX.  After the Arrangement, Esperanza will be an indirect wholly-owned subsidiary of Alamos, the Esperanza Shares will cease to be quoted on the OTCQX on or about the Effective Date, and Alamos intends to terminate the registration of the Esperanza Shares under the U.S. Exchange Act and to terminate Esperanza's obligation to file or furnish reports under the U.S. Exchange Act.

The Alamos Warrants to be issued and distributed pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any applicable Securities Laws of any state of the United States, and are being issued in reliance on the Section 3(a)(10) Exemption and similar exemptions from registration or qualification under any applicable Securities Laws of any state of the United States. The Section 3(a)(10) Exemption provides an exemption from the registration requirements of the U.S. Securities Act for securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and have received adequate notice thereof.

The U.S. Securities Act imposes restrictions on the resale of Alamos Warrants received pursuant to the Arrangement by persons who will be "affiliates" of Alamos after the Effective Time or who have been affiliates of Alamos within 90 days before the Effective Time. Further, the Alamos Shares issuable upon the exercise of the Alamos Warrants in the United States or by, or on behalf of, a U.S. Person after the Effective Time may not be issued in reliance upon Section 3(a)(10) of the U.S. Securities Act and may be exercised only pursuant to registration under the U.S. Securities Act or an available exemption from the registration requirements of the U.S. Securities Act and pursuant to any applicable Securities Laws of any state of the United States and, if issued pursuant to an exemption from the registration requirements of the U.S. Securities Act, will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act and will be subject to transfer restrictions. See "The Arrangement - Regulatory Law Matters and Securities Law Matters – United States Securities Law Matters".

Mexican Antitrust Matters

Pursuant to the Mexican Antitrust Act, Esperanza and Alamos cannot complete the Arrangement within the 10 Business Day period during which COFECO may issue a stop-action order or after such order has been issued. See "The Arrangement - Regulatory Law Matters and Securities Law Matters – Mexican Antitrust Matters".

Risk Factors

Esperanza Shareholders should carefully consider the risk factors relating to the Arrangement. Some of these risks include, but are not limited to: the Arrangement Agreement may be terminated in certain circumstances, including the occurrence of a Material Adverse Effect relating to Esperanza; there can be no certainty that all conditions precedent to the Arrangement will be satisfied and the market price for Esperanza Shares may decline if the Arrangement is not completed; Esperanza will incur costs even if the Arrangement is not completed, and may also be required to pay the Termination Fee to Alamos; directors and executive officers of Esperanza may have interests in the Arrangement that are different from those of the other Esperanza Shareholders; the issue of Alamos Warrants under the Arrangement and the subsequent exercise of the Alamos Warrants and resale of the Alamos Shares acquired on the exercise of the Alamos Warrants may cause the market price of Alamos Shares and Alamos Warrants (if the Alamos Warrants are listed and posted for trading) to decline; there is currently no market for the Alamos Warrants; and following the Arrangement, Alamos will be subject to ongoing capital requirements. For more information see "The Arrangement - Risks Associated with the Arrangement".

Additional risks and uncertainties, including those currently unknown or considered immaterial by Esperanza, may also adversely affect the Esperanza Securities, the Alamos Securities or the business of Esperanza or Alamos following the Arrangement. In addition to the risk factors relating to the Arrangement set out in this Circular, Esperanza Shareholders should also carefully consider the risk factors associated with the business of Esperanza and Alamos set forth in the section entitled "Description of the Business – Risk Factors" of Esperanza's annual information form dated March 18, 2013 and in the section entitled "Narrative Description of the Business" of the Alamos AIF, both of which are filed on SEDAR at www.sedar.com.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of Esperanza for use at the Meeting, to be held on August 27, 2013, at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of Esperanza at nominal cost. Esperanza has retained the Proxy Solicitation Agent in connection with the solicitation of proxies. The Proxy Solicitation Agent will provide, without limitation, the following services in connection with the Meeting: review and analysis of the Circular; liaison with proxy advisory firms; and development and implementation of solicitation of proxies. All costs associated with the Proxy Solicitation Agent's services will be borne by Alamos and all other costs of solicitation will be borne by Esperanza.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy have been selected by the Esperanza Board and have agreed to represent, as proxyholder, Esperanza Shareholders appointing them. AN ESPERANZA SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM, HER OR IT AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, 100 University Ave., 9th Floor, Toronto, ON, M5J 2Y1, or by toll free North American fax number 1-866-249-7775, or by international fax number 1-416-263-9529, not less than 48 hours (Saturdays, Sundays, and holidays excepted) before the scheduled time of the Meeting or any adjournment thereof.  The time limit for the deposit of proxies may be waived or extended by the Chairman of the Meeting at his or her discretion without notice.

A Registered Esperanza Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Registered Esperanza Shareholder or by his or her attorney authorized in writing or, where the Registered Esperanza Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to Esperanza's head office, at any time up to and including the last Business Day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by Law. A revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

Non-Registered Holders

Only Registered Esperanza Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most Esperanza Shareholders are "non-registered" shareholders because the Esperanza Shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their Esperanza Shares. A person is not a Registered Esperanza Shareholder (a "Non-Registered Holder") in respect of Esperanza Shares which are held either (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans), or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.), or its nominee, of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, Esperanza has distributed copies of the Meeting Materials to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders other than Non-Registered Holders that have waived the right to receive them.

Intermediaries will frequently use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Esperanza Shares beneficially owned by the Non-Registered Holder and is to be completed, but not signed, by the Non-Registered Holder and deposited with Computershare Trust Company of Canada, or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Esperanza Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Voting of Proxies

ESPERANZA SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL, WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE FORM OF PROXY, BE VOTED IN ACCORDANCE WITH THE SPECIFICATION MADE. SUCH ESPERANZA SHARES WILL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE ESPERANZA SHAREHOLDER. Therefore, unless you give contrary instructions, the persons designated will vote your Esperanza Shares at the Meeting as follows:

✓

FOR the Arrangement Resolution.

The enclosed form of proxy when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to any amendment to or variation of a matter identified in the Notice of Meeting, and with respect to any other matter which may properly come before the Meeting. If an amendment to or variation of a matter identified in the Notice of Meeting is properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matter or business. At the time of the printing of this Circular, the management of Esperanza knows of no such amendment, variation or other matter which may be presented to the Meeting.

Voting Shares and Principal Holders Thereof

The authorized share structure of Esperanza consists of an unlimited number of Esperanza Shares. Only Registered Esperanza Shareholders are entitled to receive notice of or to attend and vote at any meetings of Esperanza Shareholders. As at the Record Date, there were 78,896,321 Esperanza Shares issued and outstanding.  Each Esperanza Share will entitle the holder thereof to one vote on the Arrangement Resolution. A quorum for the transaction of business at the Meeting is two Esperanza Shareholders present in person or represented by proxy.

Esperanza Shareholders of record as at 5:00 p.m. (Vancouver time) on the Record Date who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Esperanza Shares voted at the Meeting.

To the knowledge of the directors and executive officers of Esperanza, and based on Esperanza's review of electronic filings on SEDAR and insider reports filed on the System for Electronic Disclosure by Insiders, as of the Record Date, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Esperanza Shares carrying more than 10% of the voting rights attached to all Esperanza Shares except:

Name	Number of Esperanza Shares Owned or Controlled at the Record Date	Percentage of Outstanding Esperanza Shares
Sprott Asset Management LP, Global Resource Investments Ltd. and Sprott Asset Management USA Inc. (collectively, "Sprott")	13,708,032	17.37%

Alamos has confirmed to Esperanza that neither Alamos nor any of its affiliates held any Esperanza Shares (or securities convertible into Esperanza Shares) as at either the Record Date or the date of this Circular.

THE ARRANGEMENT

At the Meeting, Esperanza Shareholders will be asked to consider and, if thought advisable, to pass, the Arrangement Resolution to approve the Arrangement under the BCBCA pursuant to the terms of the Interim Order, the Arrangement Agreement and the Plan of Arrangement.  The Arrangement, the Plan of Arrangement and the terms of the Arrangement Agreement are summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which has been filed by Esperanza under its profile on SEDAR at www.sedar.com on July 12, 2013, and the Plan of Arrangement, which is attached as Appendix  to this Circular.

In order to implement the Arrangement, the Arrangement Resolution must be approved by (i) not less than two-thirds of the votes cast by the Esperanza Shareholders present in person or represented by proxy at the Meeting, and (ii) at least a simple majority of the votes cast by the Esperanza Shareholders present in person or represented by proxy at the Meeting, with the 539,300 votes attached to the Esperanza Shares held by Greg Smith, Esperanza's President and Chief Executive Officer, and Daniel O'Flaherty, Esperanza's Executive Vice President, being excluded from such vote.   See "The Arrangement – Regulatory Law Matters and Securities Law Matters – Canadian Securities Law Matters – MI 61-101". Each Esperanza Share will entitle the holder thereof to one vote on the Arrangement Resolution.

A copy of the Arrangement Resolution is set out in Appendix  to this Circular.

Alamos has entered into a Voting Agreement with each of the directors and senior officers of Esperanza pursuant to which the directors and officers have agreed to vote their Esperanza Shares in favour of the Arrangement.

Unless otherwise directed, management will vote FOR the Arrangement Resolution. If you do not specify how you want your Esperanza Shares voted, or if both choices are specified, the persons named as proxyholders will cast the votes represented by your proxy at the Meeting FOR the Arrangement Resolution.

If the Arrangement Resolution is approved at the Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to the completion of the Arrangement are satisfied or waived, the Arrangement will take effect at the Effective Time (which will be at 12:01 a.m. (Vancouver time) or such other time as the Parties agree in writing) on the Effective Date (which is expected to be on or about August 30, 2013).

Arrangement Mechanics

Under the Arrangement, Alamos will indirectly acquire through Subco all of the issued and outstanding Esperanza Shares and Esperanza Warrants and Esperanza will become an indirect wholly-owned subsidiary of Alamos.  The Arrangement is to be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement.

Under the Arrangement, Esperanza Securityholders will be entitled to receive:

•

$0.85 in cash and 0.0625 of an Alamos Warrant for each Esperanza Share held;

•

a cash payment equal to an amount by which $0.85 exceeds the applicable exercise price of the In the Money Esperanza Option and 0.0625 of an Alamos Warrant for each In the Money Esperanza Option held;

•

0.15 of an Alamos Warrant for each Esperanza Warrant held; and

•

$0.85 in cash and 0.0625 of an Alamos Warrant for each Esperanza RSU held.

The Alamos Warrants will be listed for trading on the TSX, will have an exercise price of $29.48 per Alamos Share and will expire on May 24, 2017. All Out of the Money Esperanza Options will be cancelled for no consideration.

Principal Steps of the Arrangement

Below is a brief description of the principal steps of the Arrangement set out in the order they will occur.

Exchange of In the Money Esperanza Options

All unexercised In the Money Esperanza Options will be deemed to be surrendered and cancelled and each agreement relating to each In the Money Esperanza Option will be terminated and of no further force and effect. Each holder of the In the Money Esperanza Options will be entitled to receive for each Esperanza Share subject to such In the Money Esperanza Option (i) a cash payment equal to an amount by which $0.85 exceeds the applicable exercise price of such In the Money Esperanza Option, and (ii) 0.0625 of an Alamos Warrant. No fractional Alamos Warrants will be issued and the number of Alamos Warrants to be issued will be rounded up to the nearest whole number of Alamos Warrants.

Cancellation of Out of the Money Esperanza Options

All unexercised Out of the Money Esperanza Options will be deemed to be surrendered and cancelled for no consideration and each agreement relating to each Out of the Money Esperanza Option will be terminated and of no further force and effect.

Dissenting Shareholders

Each Esperanza Share held by a Dissenting Shareholder will be acquired by Subco, free and clear of any liens, and each Dissenting Shareholder will have the right to be paid the fair value in cash for his, her or its Dissent Shares in accordance with Section 5.1 of the Plan of Arrangement.

Exchange of Esperanza Shares

Each issued and outstanding Esperanza Share will be deemed to be transferred to and acquired by Subco, free and clear of any liens, in exchange for a cash payment of $0.85 and 0.0625 of an Alamos Warrant. No fractional Alamos Warrants will be issued and the number of Alamos Warrants to be issued will be rounded up to the nearest whole number of Alamos Warrants.

Exchange of Esperanza Warrants

Each outstanding Esperanza Warrant will be exchanged for 0.15 of an Alamos Warrant.  No fractional Alamos Warrants will be issued and the number of Alamos Warrants to be issued will be rounded up to the nearest whole number of Alamos Warrants.

Exchange of Esperanza RSUs

Each outstanding Esperanza RSU will be redeemed for the equivalent number of Esperanza Shares, which will be deemed to be transferred to and acquired by Subco in exchange for a cash payment of $0.85 and 0.0625 of an Alamos Warrant. No fractional Alamos Warrants will be issued and the number of Alamos Warrants to be issued will be rounded up to the nearest whole number of Alamos Warrants.

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arm's length negotiations conducted between representatives of Esperanza and Alamos and their respective advisors. The following is a summary of the meetings, negotiations, discussions and actions between the Parties that preceded the execution and public announcement of the Arrangement Agreement.

Management of Esperanza has traditionally maintained an open door policy as to expressions of interest in the possibility of a transaction with Esperanza. From time to time over the past several years, Esperanza has executed confidentiality agreements with various counterparties regarding potential strategic transactions involving Esperanza.

In early November 2012, Charles Tarnocai, Vice President, Corporate Development for Alamos, contacted Daniel O'Flaherty, Executive Vice President, Corporate Development for Esperanza, and expressed an interest in undertaking initial due diligence in respect of Esperanza, potentially leading to a transaction. A confidentiality agreement with Alamos was executed in November 2012, after which Esperanza provided Alamos with certain confidential information. A team of senior technical staff of Alamos conducted due diligence on Esperanza, which included a site visit to the Esperanza gold project that occurred on November 22, 2012.

During a mining industry event in Toronto, Ontario, which occurred in late November 2012, Greg Smith, President and CEO of Esperanza, and Mr. O'Flaherty had an informal discussion with John McCluskey, President and CEO of Alamos, regarding a possible transaction between Alamos and Esperanza. Alamos conducted additional due diligence on Esperanza through the remainder of 2012 and into January 2013.

In December 2012, Esperanza approached Pan American Silver Corp. ("Pan American") with a proposal to acquire certain gold assets from Pan American as well as to obtain financing from Pan American. In January 2013, Esperanza and Pan American executed a confidentiality agreement and conducted mutual due diligence. On February 25, 2013, Esperanza announced a letter of intent with Pan American to (i) acquire three advanced gold projects from Pan American, (ii) receive a concurrent $35 million private placement from Pan American, and (iii) arrange a $15 million standby convertible credit facility with Pan American.

From late February 2013 through to July 2013, Esperanza continued to work to close the transaction with Pan American. On May 28, 2013, Esperanza announced the execution of definitive agreements with Pan American and modification of certain terms of the transaction (the "Pan American Agreements"). The transactions contemplated by the Pan American Agreements were subject to the satisfaction of customary conditions precedent and Esperanza Shareholder approval.

As market conditions changed meaningfully from the announcement of the Pan American transaction, Esperanza and Pan American engaged in informal discussions regarding potential mutually beneficial alternative transactions in the context of the revised market environment. Further, on July 5, 2013, Pan American waived, on a time-limited basis, certain provisions of the Pan American Agreements (the "Waiver") to allow Esperanza to assess and evaluate alternative transactions, including the ability to provide confidential information and a right, exercisable at Esperanza's discretion, to terminate the Pan American Agreements.

During the Prospectors and Developers Association of Canada conference in Toronto in March 2013, Messrs. Smith and Tarnocai met to discuss the transaction between Pan American and Esperanza. Mr. Tarnocai expressed an interest to arrange an informal meeting to discuss the Esperanza gold project. At this time, the parties acknowledged that with the transaction with Pan American in process, Esperanza would no longer provide confidential information to Alamos. On March 12, 2013, Messrs. Smith, Tarnocai and O'Flaherty met in Vancouver to informally discuss the Esperanza gold project and the transaction between Esperanza and Pan American. On May 21, 2013, after an informal request from Mr. Tarnocai, Messrs. Smith and Tarnocai spoke by phone to discuss the status of the permitting for the Esperanza gold project. On June 12, 2013, Messrs. Smith and Tarnocai met to discuss the status of the permitting for the Esperanza gold project and the Pan American transaction. On June 17, 2013 Messrs. O'Flaherty and McCluskey engaged in a follow-up conversation to the prior discussion with Mr. Tarnocai.

On June 10, 2013, Esperanza reported that it had received notification from the Mexican federal permitting authority that its initial environmental permit application in respect of the Esperanza gold project had not received approval.

On July 3, 2013, Alamos delivered a non-binding expression of interest and exclusivity agreement (the "Expression of Interest") to Esperanza that included a provision that the Expression of Interest would terminate at the end of the day on July 5, 2013.  The Expression of Interest indicated the terms and conditions upon which Alamos would be prepared to consider acquiring all of the outstanding Esperanza Shares, subject to, among other things, further negotiation, due diligence, and execution of a definitive acquisition agreement.

On July 5, 2013, Esperanza management met with the Esperanza Board to discuss the Expression of Interest. The Esperanza Board considered a number of facts and circumstances with respect to Esperanza, including, but not limited to, the relative merits of a transaction with Alamos, a transaction with Pan American and Esperanza continuing without either transaction. The meeting included discussion regarding the permitting status of the Esperanza gold project, the risks in closing the transaction with Pan American on the negotiated terms and the overall strategic direction of Esperanza. Further, Stikeman Elliott LLP, legal counsel to Esperanza, provided commentary on the fiduciary duties and responsibilities of the Esperanza Board with respect to assessing the potential transaction.

On July 5, 2013, after negotiation, Esperanza executed the Expression of Interest.

During the period from July 5-11, 2013, Esperanza, Alamos and their respective financial and legal advisors negotiated the terms of the potential acquisition of Esperanza by Alamos.  Due diligence continued during this period.

During the period from July 5-11, 2013, senior management of Esperanza, in consultation with certain members of the Esperanza Board, financial advisors and legal counsel, extensively reviewed, considered and deliberated on the proposed terms of a potential transaction between Esperanza and Alamos. The Esperanza Board met on July 10, 2013 to receive reports from senior management, with a view to facilitating an understanding of the status and desirability of proceeding with a potential transaction with Alamos.

On July 11, 2013, Esperanza management and Alamos management agreed in principle to the terms of the Arrangement.

On July 11, 2013, after the close of trading, the Esperanza Board met to consider the Arrangement.  At this meeting, the Esperanza Board, with advice from its legal and financial advisors, reviewed the terms of the Arrangement Agreement, the Plan of Arrangement, and a form of the Voting Agreement. At the July 11, 2013 Esperanza Board meeting, Haywood delivered to the Esperanza Board an oral fairness opinion to the effect that, as of that date and based upon and subject to the scope of review, assumptions, limitations and qualifications set forth therein, the consideration to be received by the Esperanza Shareholders pursuant to the Arrangement was fair from a financial point of view to the Esperanza Shareholders. The summary of the Fairness Opinion is qualified in its entirety by the full text of the Fairness Opinion, which is attached as Appendix C to this Circular.

During the July 11, 2013 meeting of the Esperanza Board, management and non-independent directors were excused to permit the independent members of the Esperanza Board to discuss, with Esperanza's legal advisors, the merits of the Arrangement and the fiduciary duties of the Esperanza Board.  Following that discussion, the full Esperanza Board meeting reconvened.

The Esperanza Board, having extensively reviewed, considered and deliberated on all aspects of the Arrangement and the Arrangement Agreement, having received the advice of Haywood, its legal counsel and senior management of Esperanza, and having reviewed a significant amount of information and considered a number of factors, unanimously determined that the Arrangement is in the best interests of Esperanza and the Esperanza Securityholders and that the Esperanza Shareholders should have the opportunity to vote to approve the Arrangement. The determination of the Esperanza Board is based on various factors described more fully under the heading "The Arrangement – Reasons for the Arrangement".

Accordingly, the Esperanza Board unanimously approved the Arrangement and unanimously resolved to recommend that Esperanza Shareholders vote in favour of the Arrangement Resolution.

On July 12, 2013, in accordance with the provisions of the Waiver, Esperanza exercised its right to terminate the Pan American Agreements.

The Arrangement Agreement, the related disclosure letter and the Voting Agreements were executed on July 12, 2013. Prior to the opening of the financial markets on July 12, 2013, Esperanza and Alamos issued a joint press release announcing the Arrangement.

Recommendation of the Esperanza Board

After careful consideration of a number of factors, as described under the heading "The Arrangement — Reasons for the Arrangement", and following consultation with its financial and legal advisors, the Esperanza Board has unanimously determined that the Arrangement is in the best interests of Esperanza and the Esperanza Securityholders.  Accordingly, the Esperanza Board unanimously recommends that Esperanza Shareholders vote FOR the Arrangement Resolution.

Each member of the Esperanza Board intends to vote all of his Esperanza Shares in favour of the Arrangement Resolution.

Reasons for the Arrangement

The Esperanza Board has reviewed and considered a significant amount of information and considered a number of factors relating to the Arrangement with the benefit of advice from Esperanza's senior management and its financial and legal advisors.  The following is a summary of the principal reasons for the unanimous recommendation of the Esperanza Board that Esperanza Shareholders vote FOR the Arrangement Resolution:

•

Attractive Premium to Esperanza Shareholders:  The consideration being offered to Esperanza Shareholders under the Arrangement, including the estimated value of the Alamos Warrants to be issued to Esperanza Shareholders, represents a premium of approximately 52% over the closing price of Esperanza Shares on the TSX-V on July 11, 2013, the last trading day prior to announcement of the Arrangement, and a 78% premium to the 20-day volume-weighted average price of Esperanza Shares on the TSX-V.

•

Fairness Opinion:  Haywood has provided a written opinion to the Esperanza Board that, as at July 12, 2013, and subject to the assumptions, limitations and qualifications set out therein, the consideration to be received under the Arrangement is fair, from a financial point of view, to Esperanza Shareholders.

•

Certainty of Value:  The consideration to be paid to Esperanza Shareholders pursuant to the Arrangement is predominantly cash, which provides immediate liquidity enabling Esperanza Shareholders to realize value for their investment in the context of continued market uncertainty.  Alamos has applied to have the Alamos Warrants listed for trading on the TSX, to allow for additional liquidity if an Esperanza Shareholder so chooses.

•

Fully-Funded Offer:  The Arrangement is not subject to a financing condition and Alamos has the funds in place to complete the Arrangement.

•

Process:  Following negotiations with Alamos and careful consideration of the alternatives, the Esperanza Board considers the Arrangement to be the best available means to maximize shareholder value.

•

Low Completion Risk:  There are no material competition or other regulatory issues which are expected to arise in connection with the Arrangement that would prevent its completion, and all required regulatory clearances and approvals are expected to be obtained.  The Arrangement is subject to conditions that are in line with similar transactions in the mining industry.

•

Context of the Mining Industry & Current Market Environment:  The Arrangement will significantly reduce the risk profile for Esperanza Shareholders by eliminating financing, permitting and project/operational risk, particularly in the context of continued market uncertainty.

•

Required Esperanza Shareholder and Court Approval:  The Arrangement Resolution must be approved by (i) no less than two-thirds of the votes cast by Esperanza Shareholders present in person or represented by proxy at the Meeting, and (ii) at least a simple majority of the votes cast by the Esperanza Shareholders present in person or represented by proxy at the Meeting, with the 539,300 votes attached to the Esperanza Shares held by Greg Smith, Esperanza's President and Chief Executive Officer, and Daniel O'Flaherty, Esperanza's Executive Vice President, being excluded from such vote.  The Arrangement must also be sanctioned by the Court, which will consider, among other things, the fairness of the Arrangement to Esperanza Securityholders.

•

Terms of the Arrangement Agreement: The Arrangement Agreement allows the Esperanza Board, before the Meeting, to consider and respond, in accordance with its fiduciary duties, to certain unsolicited Acquisition Proposals which may be superior to the Arrangement. The terms of the Arrangement Agreement, including the Termination Fee payable in connection with a termination of the Arrangement Agreement in certain circumstances, are customary and reasonable in the circumstances.

See "Cautionary Note Regarding Forward-Looking Statements and Risks".

In view of the wide variety of factors and information considered in connection with its evaluation of the Arrangement, the Esperanza Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weight to each specific factor or item of information considered in reaching its conclusions and recommendations. In addition, individual members of the Esperanza Board may have given different weights to different factors or items of information.

Fairness Opinion

Haywood was initially contacted by Esperanza on July 5, 2013 and formally engaged by Esperanza on July 11, 2013 to act as financial advisor to the Esperanza Board in connection with the Arrangement.

The Esperanza Board requested that Haywood evaluate the fairness, from a financial point of view, of the consideration offered pursuant to the Arrangement to the Esperanza Shareholders.  On July 11, 2013, at a meeting of the Esperanza Board held to evaluate the Arrangement, Haywood delivered an oral opinion, which was subsequently confirmed by delivery of its written Fairness Opinion.  The Fairness Opinion provides that, as of July 12, 2013, and subject to the assumptions, limitations and qualifications set out therein, the consideration offered pursuant to the Arrangement to the Esperanza Shareholders is fair, from a financial point of view, to the Esperanza Shareholders.  The full text of the Fairness Opinion, which sets forth certain assumptions made, matters considered and limitations on the review undertaken in connection with such opinion, is attached as Appendix  to this Circular.

Under the terms of its engagement, Haywood will be paid an opinion fee for delivery of the Fairness Opinion.  In addition, Esperanza has agreed to reimburse Haywood for its reasonable out-of-pocket expenses and to indemnify Haywood and its affiliates against certain potential liabilities arising from its engagement.

Subject to the terms of its engagement, Haywood has consented to the inclusion in this Circular of its Fairness Opinion in its entirety, together with the summary herein and other information relating to it and its Fairness Opinion. The Fairness Opinion was provided to the Esperanza Board for its exclusive use only in considering the Arrangement and may not be relied upon by any other person, used for any other purpose or published or disclosed to any other person without the express written consent of Haywood.  The Fairness Opinion addresses only the fairness of the consideration offered to the Esperanza Shareholders under the Arrangement from a financial point of view and does not and should not be construed as a valuation of Esperanza or Alamos or their respective assets, liabilities or securities or as a recommendation to any Esperanza Shareholder as to how to vote at the Meeting.

The summary in this section is qualified by the full text of the Fairness Opinion, attached as Appendix  to this Circular.  Esperanza Shareholders are urged to, and should, read the Fairness Opinion in its entirety.

Voting Agreements

On July 12, 2013, Alamos entered into a Voting Agreement with each of the directors and senior officers of Esperanza.  The Voting Agreements set forth, among other things, the agreement of each director and senior officer to vote his Esperanza Shares in favour of the Arrangement Resolution. As of the Record Date, approximately 8.23% of the outstanding Esperanza Shares (on a fully diluted basis) were subject to the Voting Agreements.

Pursuant to the Voting Agreements, each director and senior officer of Esperanza has agreed to vote his directly or indirectly owned Esperanza Shares, to the extent he or she is so entitled, in favour of the Arrangement and against any action that is reasonably likely to impede, interfere with, delay, postpone, or adversely affect in any material respect the Arrangement.  The Voting Agreements also prohibit each director and officer from soliciting Acquisition Proposals.

The Voting Agreements will automatically terminate on the earlier of (i) the termination of the Arrangement Agreement in accordance with its terms, (ii) the withdrawal, qualification or modification or change of the recommendation of the Esperanza Board in respect of the Arrangement in a manner which is adverse to the Arrangement, and (iii) the Effective Date.

The foregoing will not require any director or senior officer of Esperanza, including in his capacity as a director or officer of Esperanza, to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with, instructions or directions of the Esperanza Board undertaken in the exercise of their fiduciary duties.

Approval of Arrangement Resolution

At the Meeting, the Esperanza Shareholders will be asked to approve the Arrangement Resolution, the full text of which is set out in Appendix  to this Circular. In order for the Arrangement to become effective, as provided in the Interim Order and by the BCBCA, the Arrangement Resolution must be approved by (i) at least two-thirds of the votes cast by Esperanza Shareholders present in person or represented by proxy at the Meeting, and (ii) at least a simple majority of the votes cast by the Esperanza Shareholders present in person or represented by proxy at the Meeting, with the 539,300 votes attached to the Esperanza Shares held by Greg Smith, Esperanza's President and Chief Executive Officer, and Daniel O'Flaherty, Esperanza's Executive Vice President, being excluded from such vote.  See "The Arrangement – Regulatory Law Matters and Securities Law Matters – Canadian Securities Law Matters – MI 61-101".

Each Esperanza Share will entitle the holder thereof to one vote on the Arrangement Resolution.  Should the Esperanza Shareholders fail to approve the Arrangement Resolution by the requisite majorities, the Arrangement will not be completed.

The Esperanza Board has approved the terms of the Arrangement Agreement and the Plan of Arrangement and recommends that the Esperanza Shareholders vote FOR the Arrangement Resolution. See "The Arrangement — Recommendation of the Esperanza Board".

Court Approval of the Arrangement

An arrangement under the BCBCA requires approval of the Court.

Interim Order

On July 25, 2013, Esperanza obtained the Interim Order providing for the calling and holding of the Meeting, the Dissent Rights and certain other procedural matters. The text of the Interim Order is set out in Appendix  to this Circular.

Final Order

Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Esperanza Shareholders at the Meeting in the manner required by the Interim Order, Esperanza intends to make an application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is currently scheduled for August 29, 2013 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, or at any other date and time as the Court may direct. Any Esperanza Securityholder who wishes to appear or be represented and to present evidence or arguments at that hearing must file and serve a response to petition no later than 4:00 p.m. (Vancouver time) on August 26, 2013 along with any other documents required, all as set out in the Interim Order and Notice of Hearing of Petition for Final Order, the texts of which are set out in Appendix  to this Circular, and satisfy any other requirements of the Court.  Such persons should consult with their legal advisors as to the necessary requirements. If the hearing is adjourned then, subject to further order of the Court, only those persons having previously filed and served a response to petition will be given notice of the adjournment.

Esperanza has been advised by its legal counsel, Stikeman Elliott LLP, that the Court has broad discretion under the BCBCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, on the terms presented or substantially on those terms.  Depending upon the nature of any required amendments and subject to the terms of the Arrangement Agreement, Esperanza may determine not to proceed with the Arrangement.

The Alamos Warrants to be issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the Securities Laws of any state of the United States and will be issued in reliance upon the Section 3(a)(10) Exemption and similar exemptions from registration or qualification under any applicable Securities Laws of any state of the United States. Section 3(a)(10) of the U.S. Securities Act exempts from registration a security that is issued in exchange for outstanding securities, claims or property interests, where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval.  The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement, and the fairness thereof, are approved by the Court, the Final Order will be relied upon to constitute the basis for the Section 3(a)(10) Exemption under the U.S. Securities Act with respect to the Alamos Warrants to be issued pursuant to the Arrangement.  Accordingly, the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the issuance of the Alamos Warrants by Alamos in connection with the Arrangement.  The Section 3(a)(10) Exemption is not available to exempt the issuance of Alamos Shares issuable on the exercise of the Alamos Warrants.  See "The Arrangement – Regulatory Law Matters and Securities Law Matters – United States Securities Law Matters" and "Information Concerning Alamos – Description of Securities – Alamos Warrants".

For further information regarding the Court hearing and your rights in connection with the Court hearing, see the form of Notice of Petition attached at Appendix  to this Circular. The Notice of Petition constitutes notice of the Court hearing of the application for the Final Order and is your only notice of the Court hearing.

Regulatory Approvals

The Esperanza Shares and the Esperanza Warrants are listed and posted for trading on the TSX-V.  Completion of the Arrangement is subject to a number of conditions including that (i) Esperanza has received any required approval of the TSX-V, TSX and NYSE to the Arrangement, (ii) the Alamos Warrants to be issued pursuant to the Arrangement and the Alamos Shares issuable on the exercise of the Alamos Warrants have been conditionally approved for listing on the TSX, (iii) the Alamos Shares issuable on the exercise of the Alamos Warrants have been conditionally approved for listing on the NYSE, and (iv) the Mexican Antitrust Filing has been made.  Esperanza has notified the TSX-V of the Arrangement and will apply to delist the Esperanza Shares and the Esperanza Warrants from the TSX-V on or promptly following the Effective Date. Alamos has applied to list the Alamos Warrants on the TSX and the Alamos Shares issuable on the exercise of the Alamos Warrants on the TSX and the NYSE.  Listing will be subject to fulfilling all the requirements of the TSX and NYSE.

Completion of the Arrangement

The Arrangement will become effective at the Effective Time on the Effective Date.  The Effective Date is expected to be on or about August 30, 2013. It is possible that completion may be delayed beyond this date if the conditions to completion of the Arrangement cannot be met on a timely basis, but in no event will completion of the Arrangement occur later than September 30, 2013 or such later date as may be agreed to in writing by Esperanza and Alamos.

The Arrangement Agreement

The following is a summary description of certain material provisions of the Arrangement Agreement, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is available under Esperanza's profile at www.sedar.com. Capitalized terms used but not otherwise defined herein have the meanings set out in the Arrangement Agreement and the Plan of Arrangement attached as Appendix  to this Circular.

The Arrangement

The Arrangement Agreement provides that Alamos will acquire, indirectly through Subco, all of the issued and outstanding Esperanza Shares and Esperanza Warrants by way of the Arrangement under the BCBCA. For more information regarding the Arrangement, see "The Arrangement – Principal Steps of the Arrangement".

Representations, Warranties and Covenants of Esperanza

The Arrangement Agreement contains customary representations and warranties for transactions of this nature on the part of Esperanza in respect of matters pertaining to, among other things: approval of the Arrangement by the Esperanza Board; the organization and qualification of Esperanza and each if its subsidiaries; its authority to enter into and to perform its obligations under the Arrangement Agreement; its capitalization; its status as a "reporting issuer" in the applicable jurisdictions; the absence of cease trade orders; the ownership of its subsidiaries; its public disclosure record; its financial statements; its internal controls and financial reporting; its financial books and records; its minute books; the absence of undisclosed liabilities; the absence of litigation matters; certain tax matters; its mining concessions; its material contracts and the absence of any default under or breach thereof; certain environmental matters; its mineral resources; certain regulatory matters; its employees and employee benefits; its compliance with applicable Laws; the absence of related party transactions; certain aboriginal-related matters; the absence of restrictions on its business; its third party fees and expenses; insurance matters; certain United States Securities Laws matters; and the absence of foreign corrupt practices.

The representations and warranties made by Esperanza to Alamos in the Arrangement Agreement were made solely for the purposes of the Arrangement Agreement and may be subject to important qualifications and limitations agreed to by the Parties in connection with negotiating and entering into the Arrangement Agreement. In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality (including a Material Adverse Effect) that is different from what may be viewed as material to Esperanza Shareholders or may have been used for the purpose of allocating risk between the Parties rather than for the purpose of establishing facts. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The Arrangement Agreement, includes, among other things, negative and affirmative covenants of Esperanza customary for transactions of this nature, relating to among other things: the continuation of conduct of its business; maintenance and preservation of the goodwill of Esperanza and its subsidiaries; corporate matters; its capitalization and corporate structure; certain tax matters; modification of material obligations; maintenance, modification and termination of contracts; employment matters; insurance matters; notification being made to Alamos upon the occurrence of certain events; the provision of access to the properties and personnel of Esperanza and its subsidiaries; satisfaction of the conditions precedent to its obligations; and the performance of acts and other things necessary or desirable in order to consummate and make effective the transactions contemplated under the Arrangement Agreement, including without limitation using its efforts to obtain resignations and releases from each director and officer of Esperanza and its subsidiaries, the Key Regulatory Approvals and Key Third-Party Consents.

Representations, Warranties and Covenants of Alamos

The Arrangement Agreement contains customary representations and warranties for transactions of this nature on the part of Alamos in respect of matters pertaining to, among other things: its incorporation and organization (and that of Subco); its authority to enter into and to perform its obligations under the Arrangement Agreement; the sufficiency of its funds to satisfy the cash component of the consideration payable under the Plan of Arrangement; its ownership of Esperanza Shares; and its public disclosure record.

The representations and warranties made by Alamos to Esperanza in the Arrangement Agreement were made solely for the purposes of the Arrangement Agreement and may be subject to important qualifications and limitations agreed to by the Parties in connection with negotiating and entering into the Arrangement Agreement. In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality that is different from what may be viewed as material to Esperanza Shareholders or may have been used for the purpose of allocating risk between the Parties rather than for the purpose of establishing facts. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Arrangement Agreement. For the foregoing reasons, you should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The Arrangement Agreement includes, among other things, negative and affirmative covenants of Alamos customary for transactions of this nature, relating to among other things: its efforts to obtain the Key Regulatory Approvals; its efforts to obtain the conditional approval of the listing on the TSX of the Alamos Warrants and the conditional approval of the listing on the TSX and NYSE of the Alamos Shares issuable on the exercise of the Alamos Warrants; its efforts to enter into an indenture respecting the Alamos Warrants; insurance matters; indemnification of present and former directors and officers of Esperanza and its subsidiaries; causing Esperanza and its subsidiaries to comply with all of their respective obligations under all employment agreements in force as of the date of the Arrangement Agreement; notification being made to Esperanza upon the occurrence of certain events; satisfaction of the conditions precedent to its obligations; and the performance of acts and other things necessary, proper advisable to complete the Plan of Arrangement, including its efforts to obtain all Key Regulatory Approvals.

Conditions to the Arrangement

The obligations of Esperanza and Alamos to complete the transactions contemplated by the Arrangement Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions, each of which may only be waived with the mutual consent of Esperanza and Alamos:

(a)

approval of the Arrangement Resolution at the Meeting in accordance with the Interim Order;

(b)

receipt of the Interim Order and the Final Order on terms consistent with the Arrangement Agreement;

(c)

absence of any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against Alamos or Esperanza  that would prevent the consummation of the Arrangement;

(d)

absence of any action, suit or proceeding under any applicable Law or by any Governmental Entity, or any Law, policy, decision or directive (having the force of Law) that would enjoin or prohibit the Plan of Arrangement or the transactions contemplated by the Arrangement Agreement or that would render the Arrangement Agreement or the Voting Agreements unenforceable;

(e)

receipt of the Key Regulatory Approvals;

(f)

receipt of the Key Third-Party Consents;

(g)

the issuance and distribution in the United States of the Alamos Warrants being exempt from the registration requirements of the U.S. Securities Act; and

(h)

the Arrangement Agreement not having been terminated in accordance with its terms.

The obligations of Alamos and Subco to complete the transactions contemplated by the Arrangement Agreement are also subject to the fulfillment of each of the following conditions, each of which is for the exclusive benefit of Alamos and Subco and may only be waived by Alamos and Subco:

(a)

performance of all of Esperanza's and its subsidiaries' covenants in all material respects;

(b)

accuracy of all of Esperanza's representations and warranties in all material respects;

(c)

entering into of the Voting Agreements by the Locked-Up Shareholders and the accuracy of all representations and warranties and performance of all covenants set forth therein in all material respects;

(d)

the absence of any Material Adverse Effect on Esperanza from the date of the Arrangement Agreement;

(e)

receipt of all approvals, consents, registrations, permits, authorizations and other considerations, including the Key Third-Party Consents, required to be obtained from any Governmental Entity or other person that are necessary, proper or advisable to consummate the transactions contemplated by the Arrangement Agreement; and

(f)

holders of no more than 10% of the outstanding Esperanza Shares having validly exercised Dissent Rights.

The obligations of Esperanza to complete the transactions contemplated by the Arrangement Agreement are also subject to the fulfillment of each of the following conditions, each of which is for the exclusive benefit of Esperanza and may only be waived by Esperanza:

(a)

performance of all of Alamos' and Subco's covenants in all material respects;

(b)

accuracy of all of Alamos' and Subco's representations and warranties in all material respects;

(c)

conditional approval by the TSX of the listing of the Alamos Warrants and the Alamos Shares issuable on the exercise of the Alamos Warrants, subject only to the satisfaction by Alamos of customary listing conditions of the TSX; and

(d)

conditional approval by the NYSE of the listing of the Alamos Shares issuable on the exercise of the Alamos Warrants, subject only to the satisfaction by Alamos of customary listing conditions of the NYSE.

Non-Solicitation Covenants and Rights to Accept a Superior Proposal

Esperanza has agreed to certain non-solicitation covenants which provide, among other things, that it and its or any of its subsidiaries' officers, directors, employees, representatives (including any financial or other advisor) or agents (collectively, the "Representatives") will not:

(a)

solicit, initiate, knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal;

(b)

participate in any substantive discussions or negotiations with any person (other than Alamos or its subsidiaries) regarding an Acquisition Proposal;

(c)

approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend any Acquisition Proposal;

(d)

accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal; or

(e)

make a Change in Recommendation.

Esperanza must, and must cause its subsidiaries and Representatives, to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted by Esperanza, its subsidiaries or any Representatives with respect to any Acquisition Proposal or any other transaction involving the potential issuance of any Esperanza Shares or other securities of Esperanza. Esperanza has agreed that neither it nor any of its subsidiaries, will terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (subject to the automatic termination of any standstill provisions of any such agreement as the result of the entering into and announcement of the Arrangement Agreement by Esperanza, pursuant to the express terms of any such agreement). In addition, Esperanza has undertaken to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date of the Arrangement Agreement.

Notwithstanding the above and any other provision of the Arrangement Agreement or of any other agreement between the Parties or between Esperanza and any other person, including the provisions of any confidentiality or standstill agreement, if at any time following the date of the Arrangement Agreement and prior to obtaining the approval of the Arrangement Resolution at the Meeting, Esperanza receives a written Acquisition Proposal that the Esperanza Board determines in good faith, after consultation with its financial advisors and legal counsel, constitutes or could reasonably be expected to result in a Superior Proposal, then Esperanza may, provided it is in compliance with the non-solicitation provisions of the Arrangement Agreement, furnish information with respect to Esperanza and its subsidiaries to the person making such Acquisition Proposal and/or enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal. Esperanza must not, and must not allow its Representatives to, disclose any non-public information with respect to Esperanza to such person if such non-public information has not been previously provided to, or is not concurrently provided to, Alamos. Moreover, Esperanza must enter into a confidentiality agreement with such person containing terms and conditions that are customary for such agreements in the mining industry, but in no case that are no more favourable to such person than those found in the Confidentiality Agreement.

Esperanza must promptly notify Alamos, at first orally and then in writing, if it receives an Acquisition Proposal, within 24 hours of receipt of same.  Such notice must include the material terms and conditions the Acquisition Proposal, and the identity of the person or persons making the Acquisition Proposal, as well as copies of any such proposal, inquiry, offer or request, or any amendment to any of the foregoing. In addition, Esperanza must also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as Alamos may reasonably request. Esperanza must promptly keep Alamos fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and must respond promptly to all inquiries from Alamos with respect thereto.

Subject to Alamos' right to match described below, if at any time following the date of the Arrangement Agreement and prior to obtaining the approval of the Esperanza Shareholders at the Meeting, Esperanza receives an Acquisition Proposal which the Esperanza Board concludes in good faith constitutes a Superior Proposal, then the Esperanza Board may, subject to compliance with the procedures set forth in the Arrangement Agreement, terminate the Arrangement Agreement to enter into a definitive agreement with respect to such Superior Proposal.

Nothing contained in the Arrangement Agreement will prohibit the Esperanza Board from taking any action or making a Change in Recommendation or from making any disclosure to any securityholder of Esperanza prior to the Effective Time, if, in the good faith judgment of the Esperanza Board, after consultation with its legal counsel, failure to take such action or make such disclosure would be inconsistent with the Esperanza Board's exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors' circular or otherwise as required under Securities Laws). In addition, nothing contained in the Arrangement Agreement will prevent Esperanza or the Esperanza Board from calling and holding a meeting of Esperanza Shareholders, or any of them, requisitioned by Esperanza Shareholders, or any of them, in accordance with the BCBCA or ordered to be held by a court in accordance with applicable Laws.

Alamos Right to Match

Esperanza will not accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement) unless:

(a)

Esperanza has complied with its obligations under the non-solicitation provisions of the Arrangement Agreement and has provided Alamos with a copy of the Superior Proposal; and

(b)

a period (the "Response Period") of five (5) Business Days has elapsed from the date that is the later of (i) the date on which Alamos receives written notice from the Esperanza Board that the Esperanza Board has determined, subject only to compliance with Alamos' right to match, to accept, approve, endorse, recommend or enter into a definitive agreement with respect to such Superior Proposal, and (ii) the date Alamos receives a copy of the Superior Proposal.

During the Response Period, Alamos has the right, but not the obligation, to offer to amend the Arrangement Agreement and the Plan of Arrangement, including an increase in, or modification of, the aggregate consideration. The Esperanza Board must review any such offer by Alamos to amend the Arrangement Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which Alamos is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by Alamos to be amended. If the Esperanza Board determines that the Acquisition Proposal no longer constitutes a Superior Proposal, the Esperanza Board will cause Esperanza to enter into an amendment to the Arrangement Agreement reflecting Alamos' amended proposal, and must promptly reaffirm its recommendation of the Arrangement by the prompt issuance of a press release to that effect. If the Esperanza Board determines that the Acquisition Proposal continues to be a Superior Proposal, Esperanza may approve and recommend that the Esperanza Shareholders accept such Superior Proposal and may terminate the Arrangement Agreement in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Esperanza Shareholders will constitute a new Acquisition Proposal for the purposes of the Response Period provisions of the Arrangement Agreement and Alamos will be afforded a new Response Period in respect of each such Acquisition Proposal.

Where at any time before the Meeting, Esperanza provides Alamos with notice of a Superior Proposal, the Superior Proposal has been publicly disclosed or announced, and the Response Period will not elapse at least three (3) Business Days prior to the scheduled date for the Meeting, then, subject to applicable Laws, Esperanza may and, at Alamos' request, Esperanza will, postpone or adjourn the Meeting to a date acceptable to Alamos, acting reasonably, which must not be later than ten (10) days after the scheduled date of the Meeting. In addition, if Alamos and Esperanza amend the terms of the Arrangement Agreement pursuant to Alamos' right to match, Esperanza must ensure that the details of such amended Arrangement Agreement are communicated to the Esperanza Shareholders prior to the resumption of the adjourned Meeting by means of a press release or other form of communication as agreed to by both Alamos and Esperanza.

Termination

The Arrangement Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Arrangement Agreement or the Arrangement Resolution by the Esperanza Shareholders or the Arrangement by the Court):

(a)

by mutual written agreement of Esperanza and Alamos;

(b)

by either Esperanza or Alamos, if:

(i)

the Effective Time does not occur on or before the Outside Date, provided that a Party may not terminate the Arrangement Agreement if the failure of the Effective Time to so occur has been caused by, or is a result of, the failure of such Party to perform any of its obligations or the breach by such Party of any of its representations or warranties under the Arrangement Agreement;

(ii)

after the date of the Arrangement Agreement, an applicable Law is enacted that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Esperanza or Alamos from consummating the Arrangement and such applicable Law (if applicable) or enjoinment is final and non-appealable; or

(iii)

the Arrangement Resolution is not approved at the Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(c)

by Alamos, if:

(i)

the Esperanza Board makes a Change in Recommendation prior to obtaining the approval of the Esperanza Shareholders at the Meeting;

(ii)

any of the mutual conditions or conditions in favour of Alamos and Subco is not satisfied, and is incapable of being satisfied by the Outside Date;

(iii)

subject to compliance with the notice and cure provisions of the Arrangement Agreement, Esperanza is in breach of any representation or warranty or fails to perform any covenant or agreement (other than those set forth in the non-solicitation provisions) which would cause the mutual conditions or conditions in favour of Alamos and Subco not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, provided that Alamos is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions or conditions in favour of Esperanza not to be satisfied;

(iv)

Esperanza is in breach or in default of any of its non-solicitation obligations or covenants other than an immaterial breach of Esperanza's obligation to provide notice of an Acquisition Proposal to Alamos within a prescribed period;

(v)

the Meeting does not occur on or before September 4, 2013, provided that the failure to hold Meeting is not caused by or a result of the failure by Alamos to fulfill any obligation under the Arrangement Agreement; or

(vi)

the Esperanza Board authorizes Esperanza to enter into a binding written agreement relating to a Superior Proposal;

(d)

by Esperanza, if:

(i)

the Esperanza Board authorizes Esperanza, subject to complying with the terms of the Arrangement Agreement, to enter into a legally binding agreement with respect to a Superior Proposal (other than a confidentiality agreement as permitted under the Arrangement Agreement), provided that concurrently with such termination, Esperanza pays the Termination Fee;

(ii)

any of the mutual conditions or conditions in favour of Esperanza is not satisfied, and is incapable of being satisfied by the Outside Date; or

(iii)

subject to compliance with the notice and cure provisions of the Arrangement Agreement, Alamos is in breach of any representation or warranty or fails to perform any covenant or agreement which would cause the mutual conditions or conditions in favour of Esperanza not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, provided that Esperanza is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions or conditions in favour of Alamos and Subco not to be satisfied.

Termination Fee

Under the Arrangement Agreement, Esperanza is obligated to pay to Alamos the Termination Fee if the Arrangement Agreement is terminated in the following circumstances:

(a)

by Alamos, if:

(i)

the Esperanza Board makes a Change in Recommendation prior to obtaining the approval of the Esperanza Shareholders at the Meeting;

(ii)

subject to compliance with the notice and cure provisions of the Arrangement Agreement, Esperanza is in material breach of a covenant (other than those set forth in the non-solicitation provisions) which would cause the mutual conditions or conditions in favour of Alamos and Subco not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, provided that Alamos is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions or conditions in favour of Esperanza not to be satisfied;

(iii)

Esperanza is in material breach of any of its non-solicitation obligations or covenants; or

(iv)

the Esperanza Board authorizes Esperanza to enter into a binding written agreement relating to a Superior Proposal;

(b)

by Esperanza, if the Esperanza Board authorizes Esperanza, subject to complying with the terms of the Arrangement Agreement, to enter into a legally binding agreement with respect to a Superior Proposal (other than a confidentiality agreement as permitted under the Arrangement Agreement); or

(c)

by:

(i)

Alamos, if (i) the Effective Time does not occur on or before the Outside Date, provided that Alamos may not terminate the Arrangement Agreement if the failure of the Effective Time to so occur has been caused by, or is a result of, the failure of Alamos to perform any of its obligations or the breach by Alamos of any of its representations or warranties under the Arrangement Agreement, or (ii) the Meeting does not occur on or before September 4, 2013, provided that the failure to hold the Meeting is not caused by or a result of the failure by Alamos to fulfill any obligation under the Arrangement Agreement; or

(ii)

either Party if the Arrangement Resolution is not approved at the Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

but only if, prior to the earlier of such termination or the holding of the Meeting, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Esperanza is announced by any person (other than Alamos, Subco or any of their affiliates), and within six months following the date of such termination, (A) such Acquisition Proposal is consummated, or (B) Esperanza and/or one or more of any of its subsidiaries enters into a definitive agreement in respect of, or the Esperanza Board approves or recommends, such Acquisition Proposal which is subsequently consummated any time thereafter.

In addition, if the Arrangement Agreement is terminated by Alamos because the Arrangement Resolution is not approved at the Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order, Esperanza must pay to Alamos all of the out of-pocket fees and expenses of Alamos incurred in connection with the transactions provided for in the Arrangement Agreement, subject to a maximum of $500,000 in the aggregate. Any such expense reimbursement will be credited against any Termination Fee payable to Alamos.

Finally, if the Arrangement Agreement is terminated by Esperanza because Alamos is in breach of any representation or warranty or fails to perform any covenant or agreement which would cause the mutual conditions or conditions in favour of Esperanza not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, provided that Esperanza is not then in breach of the Arrangement Agreement so as to cause any of the mutual conditions or conditions in favour of Alamos and Subco not to be satisfied, Alamos must pay to Esperanza all of the out of-pocket fees and expenses of Esperanza incurred in connection with the transactions provided for in the Arrangement Agreement, subject to a maximum of $500,000 in the aggregate.

The Parties have agreed that the Termination Fee and the expense reimbursement payments set forth above are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of the Arrangement Agreement and are not penalties. Moreover, the Parties have agreed that, upon any termination of the Arrangement Agreement under circumstances where Alamos is entitled to the Termination Fee or an expense reimbursement payment and such Termination Fee or expense reimbursement payment is paid in full, Alamos will be precluded from any other remedy against Esperanza at law or in equity or otherwise (including, without limitation, an order for specific performance), and will not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Esperanza or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with the Arrangement Agreement or the transactions contemplated thereby.

Neither Party is precluded from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in the Arrangement Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

Procedure for Exchange of Esperanza Shares

At the time of sending this Circular to each Esperanza Shareholder, Esperanza is also sending to each Registered Esperanza Shareholder the Letter of Transmittal.  The Letter of Transmittal is for use by Registered Esperanza Shareholders only and is not to be used by Non-Registered Holders.  Non-Registered Holders should contact their broker or other Intermediary for instructions and assistance in receiving the consideration in respect of their Esperanza Shares.

Registered Esperanza Shareholders are requested to tender to the Depositary any share certificate(s) representing their Esperanza Shares, along with a duly completed Letter of Transmittal.

Following receipt of the Final Order and before the Effective Date, Alamos will deposit, or cause to be deposited, with the Depositary (i) cash in immediately available funds in an amount sufficient to pay all cash amounts payable to Esperanza Shareholders, and (ii) a treasury direction directing the Depositary to deliver certificates representing Alamos Warrants issuable to Esperanza Shareholders.

As soon as practicable following the later of the Effective Date and the date of deposit by a Registered Esperanza Shareholder with the Depositary of a duly completed Letter of Transmittal, together with the share certificate(s) representing the Registered Esperanza Shareholder's Esperanza Shares, the Depositary will forward to the Registered Esperanza Shareholder, a cheque representing the cash consideration and certificate(s) representing the Alamos Warrants to which the Registered Esperanza Shareholder is entitled under the Arrangement, net of any applicable withholding taxes, to be either (i) delivered to the address or addresses as the Registered Esperanza Shareholder directed in their Letter of Transmittal, (ii) made available for pick-up at the offices of the Depositary, in accordance with the instructions of the Registered Esperanza Shareholder in the Letter of Transmittal, or (iii) if the Letter of Transmittal neither specifies an address nor contains instructions for pick-up, forwarded to the Registered Esperanza Shareholder at the address of the holder as shown on the central securities register of Esperanza.

A Registered Esperanza Shareholder that did not submit an effective Letter of Transmittal before the Effective Date may take delivery of the cheque representing the cash consideration and certificate(s) representing the Alamos Warrants to which the Registered Esperanza Shareholder is entitled pursuant to the Arrangement, by delivering the share certificate(s) representing Esperanza Shares formerly held by them to the Depositary at the office indicated in the Letter of Transmittal at any time before the sixth anniversary of the Effective Date.  Such share certificate(s) must be accompanied by a duly completed Letter of Transmittal, together with such other documents as the Depositary may require. The cheque representing the cash consideration and certificate(s) representing the Alamos Warrants to which the Registered Esperanza Shareholder is entitled pursuant to the Arrangement, net of any applicable withholding taxes, will be either (i) delivered to the address or addresses as the Registered Esperanza Shareholder directed in their Letter of Transmittal, (ii) made available for pick-up at the offices of the Depositary in accordance with the instructions of the Registered Esperanza Shareholder in the Letter of Transmittal, or (iii) if the Letter of Transmittal neither specifies an address nor contains instructions for pick-up, forwarded to the Registered Esperanza Shareholder at the address of such holder as shown on the central securities register of Esperanza.

A Registered Esperanza Shareholder must deliver to the Depositary at the office listed in the Letter of Transmittal:

•

the certificate(s) representing their Esperanza Shares;

•

the Letter of Transmittal, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

•

any other relevant documents required by the instructions set out in the Letter of Transmittal.

Except as otherwise provided in the instructions set out in the Letter of Transmittal, the signature on the Letter of Transmittal and Election Form must be guaranteed by an Eligible Institution (as defined in the Letter of Transmittal).  If a Letter of Transmittal is executed by a person other than the registered holder of the share certificate(s) deposited therewith or if the consideration issuable is to be delivered to a person other than the registered holder, the share certificate(s) must be endorsed or be accompanied by an appropriate power of attorney duly and properly completed by the registered holder, signed exactly as the name of the registered holder appears on such share certificate(s), with the signature on the share certificate(s) or power of attorney guaranteed by an Eligible Institution.

No fractional Alamos Warrants will be issued and the number of Alamos Warrants to be issued will be rounded up to the nearest whole number of Alamos Warrants.

Lost Certificates

If any certificate which, immediately before the Effective Time, represented one or more outstanding Esperanza Shares has been lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the Registered Esperanza Shareholder claiming such certificate to be lost, stolen or destroyed and who was listed immediately before the Effective Time as the registered holder thereof on the central securities register of Esperanza, the Depositary will deliver to such Registered Esperanza Shareholder, the cheque representing the cash consideration and certificate(s) representing the Alamos Warrants to which such Registered Esperanza Shareholder is entitled to receive in exchange for such lost, stolen or destroyed certificate. When authorizing such delivery in exchange for such lost, stolen or destroyed certificate, the Registered Esperanza Shareholder to whom the consideration is to be issued must, as a condition precedent to the delivery thereof, give a bond satisfactory to Alamos, Subco and the Depositary, in such sum as Alamos, Subco or the Depositary may direct, or otherwise indemnify Alamos, Subco and the Depositary in a manner satisfactory to Alamos, Subco and the Depositary against any claim that may be made against Alamos, Subco and the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Procedure for Exchange of In the Money Esperanza Options and Esperanza RSUs

As soon as practicable following the Effective Date, the Depositary will deliver the cheque representing the cash consideration and certificate(s) representing the Alamos Warrants to which the holder of In the Money Esperanza Options or Esperanza RSUs, as applicable, is entitled pursuant to the Arrangement, net of any applicable withholding taxes, to the address of such holder as shown on the central securities register of Esperanza, without any further act or formality on the part of such holder.

No fractional Alamos Warrants will be issued and the number of Alamos Warrants to be issued will be rounded up to the nearest whole number of Alamos Warrants.

Procedure for Exchange of Esperanza Warrants

Immediately after the Effective Time, any document(s) or instrument(s) previously evidencing outstanding Esperanza Warrants will evidence the Alamos Warrants which an Esperanza Warrantholder is entitled to receive pursuant to the Arrangement, without any further act or formality on the part of the Esperanza Warrantholder. No replacement certificate(s) or other document(s) or agreement(s) evidencing the Alamos Warrants will be issued unless an Esperanza Warrantholder delivers to the Depositary after the Effective Time the certificate(s) or other document(s) or agreement(s) previously evidencing the Esperanza Warrantholder's outstanding Esperanza Warrants. Esperanza Warrantholders are required to exchange document(s) or instrument(s) previously evidencing outstanding Esperanza Warrants with the Depositary prior to trading or exercising their Alamos Warrants.

Expenses of the Arrangement

If either Party terminates the Arrangement Agreement because the Arrangement is not approved by Esperanza Shareholders at the Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order, Esperanza must pay to Alamos an expense reimbursement fee of no more than $500,000. Such payment will be credited against any Termination Fee payable to Alamos.

If Esperanza terminates the Arrangement Agreement because of a breach by Alamos of any representation or warranty or failure by Alamos to perform any covenant or agreement that causes any of the mutual closing conditions or conditions for the sole benefit of Esperanza not to be satisfied, and such conditions are not capable of being satisfied by the Outside Date, provided Esperanza is not itself in default, Alamos must pay to Esperanza an expense reimbursement fee of no more than $500,000.

Except as described in the immediately preceding paragraph, all expenses incurred in connection with the Arrangement and the transactions contemplated thereby must be paid by the Party incurring such expenses. The expenses incurred or to be incurred by Esperanza in connection with the Arrangement are anticipated to be between $390,000 and $675,000.

Interests of Certain Persons in the Arrangement

In considering the recommendation of the Esperanza Board with respect to the Arrangement, Esperanza Shareholders should be aware that certain members of Esperanza's senior management and the Esperanza Board have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement.

Directors

As at the Record Date, the directors of Esperanza hold the following Esperanza Securities (expressed as the number and percentage of the outstanding Esperanza Security):

Name	Esperanza Shares		In the Money Esperanza Options			Out of the Money Esperanza Options		Esperanza Warrants		Esperanza RSUs
	#	%	#	%	$ Value(1)	#	%	#	%	#	%
William J. Pincus	1,316,568	1.67%	100,000	20.00%	21,000	500,000	9.74%	10,000	0.07%	Nil	Nil
Andrew Swarthout	80,000	0.10%	Nil	Nil	Nil	200,000	3.90%	40,000	0.29%	Nil	Nil
Marcel De Groot	200,000	0.25%	Nil	Nil	Nil	200,000	3.90%	100,000	0.73%	Nil	Nil
Brian E. Bayley	325,000	0.41%	50,000	10.00%	10,500	225,000	4.39%	Nil	Nil	Nil	Nil
TOTAL	1,921,568	2.44%	150,000	30.00%	31,500	1,125,000	21.93%	150,000	1.10%	Nil	Nil

(1)

Based on the closing price of the Esperanza Shares on the TSX-V on July 23, 2013.

All of the Esperanza Securities held by Esperanza's directors will be treated in the same fashion under the Arrangement as Esperanza Securities held by every other Esperanza Securityholder.

Consistent with standard practice in similar transactions, in order to ensure that the directors and officers of Esperanza do not lose or forfeit their protection under liability insurance policies maintained by Esperanza, the Arrangement Agreement provides for the maintenance of such protection for six years. See "The Arrangement – Interests of Certain persons in the Arrangement - Indemnification and Insurance" below.

Executive Officers

As at the Record Date, the executive officers of Esperanza hold the following Esperanza Securities (expressed as the number and percentage of the outstanding Esperanza Security):

Name and Position	Esperanza Shares		In the Money Esperanza Options			Out of the Money Esperanza Options		Esperanza Warrants		Esperanza RSUs
	#	%	#	%	$ Value(1) Nil Nil	#	%	#	%	#	%
Greg D. Smith, President & Chief Executive Officer	228,900	0.29%	Nil	Nil	Nil	500,000	9.74%	80,000	0.59%	1,000,000(2)	37.74%
Daniel O'Flaherty, Executive Vice President	310,400	0.39%	Nil	Nil	Nil	500,000	9.74%	86,000	0.63%	1,000,000(2)	37.74%
Andrew Pooler, Chief Operating Officer	Nil	Nil	Nil	Nil	Nil	500,000	9.74%	Nil	Nil	500,000(2)	18.87%
Kylie Dickson, Chief Financial Officer	20,000	0.03%	Nil	Nil	Nil	150,000	2.92%	Nil	Nil	75,000(2)	2.83%
TOTAL	559,300	0.71%	Nil	Nil	Nil	1,650,000	32.16%	166,000	1.22%	2,575,000	97.17%

(1)

Based on the closing price of the Esperanza Shares on the TSX-V on July 23, 2013.

(2)

A total of 1/3 of the Esperanza RSUs have currently vested pursuant to the terms of the individual agreements of grants entered into between Esperanza and each of the participants under the Esperanza Restricted Share Unit Plan.  The remaining portion of the Esperanza RSUs will vest pursuant to the provisions of the Plan of Arrangement.

All of the Esperanza Securities held by the executive officers of Esperanza will be treated in the same fashion under the Arrangement as Esperanza Securities held by every other Esperanza Securityholder. However, the votes attached to Esperanza Shares held by Messrs. Smith and O'Flaherty will be excluded for purposes of determining whether minority approval has been obtained under MI 61-101. See "The Arrangement — Approval of Arrangement Resolution", "The Arrangement – Regulatory Law Matters and Securities Law Matters – Canadian Securities Law Matters – MI 61-101" and "The Arrangement – Interests of Certain persons in the Arrangement – Termination and Change of Control Benefits" below.

Termination and Change of Control Benefits

Esperanza has entered into employment agreements (the "Employment Agreements") with Greg D. Smith, Daniel O'Flaherty, Andrew Pooler and Kylie Dickson (collectively, the "Executives"). Pursuant to the Employment Agreements, each of the Executives is entitled to receive an amount equal to three times the base salary of the Executive in addition to any other salary or bonus that has been accrued or earned but not paid if the Employment Agreement is terminated by Esperanza within one year of a Change of Control (as defined in the applicable Employment Agreement) or by the Executive within one year of becoming aware of such Change of Control.

The Arrangement will constitute a Change of Control and the Executives will be entitled to receive the following amounts upon termination of their respective Executive Agreement as a result of the completion of the Arrangement, provided such termination occurs within the one-year period following the completion of the Arrangement: (i) Greg D. Smith - $900,000; (ii) Daniel O'Flaherty - US$825,000; (iii) Andrew Pooler - $900,000; and (iv) Kylie Dickson - $510,000.

Esperanza has agreed to use its commercially reasonable efforts to obtain and deliver to Alamos at the Effective Time duly executed and legally binding resignations from each Executive, if requested by Alamos.

Indemnification and Insurance

Pursuant to the Arrangement Agreement, Alamos has agreed that it will, or will cause Esperanza and its subsidiaries to maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors' and officers' liability insurance providing protection no less favourable to the protection provided by the policies maintained by Esperanza and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. Alternatively, Esperanza may, prior to the Effective Date, purchase run-off directors' and officers' liability insurance for a period of up to six years from the Effective Date.

Further, Alamos has agreed that it will directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Esperanza and its subsidiaries, to the extent they have been disclosed to Alamos, and acknowledges that such rights will survive the completion of the Arrangement and will continue in full force and effect for a period of not less than six years from the Effective Date.

Esperanza has agreed to use its commercially reasonable efforts to enter into a release with each director and officer of Esperanza effective as of the Effective Time.

Regulatory Law Matters and Securities Law Matters

Other than the Final Order, the Mexican Antitrust Clearance and the approvals of the TSX-V, TSX and NYSE, Esperanza is not aware of any material approval, consent or other action by any Governmental Entity that would be required to be obtained in order to complete the Arrangement.  If any such approval or consent is determined to be required, such approval or consent will be sought, although any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, Esperanza currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date, which, subject to receipt of the approval of Esperanza Shareholders at the Meeting, receipt of the Final Order and the satisfaction or waiver of all other conditions specified in the Arrangement Agreement, is expected to be on or about August 30, 2013.

Canadian Securities Law Matters

Status under Canadian Securities Laws

Esperanza is a reporting issuer in each of the provinces of Canada. The Esperanza Shares and Esperanza Warrants currently trade on the TSX-V. After the Arrangement, Esperanza will be an indirect wholly-owned subsidiary of Alamos, the Esperanza Shares and the Esperanza Warrants will be delisted from the TSX-V on or promptly following the Effective Date and Alamos expects to apply to the applicable Securities Authorities to have Esperanza cease to be a reporting issuer.

Distribution and Resale of Alamos Shares under Canadian Securities Laws

The distribution of the Alamos Warrants pursuant to the Arrangement and the issuance of the Alamos Shares on the exercise of the Alamos Warrants will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian Securities Laws.  The Alamos Warrants received pursuant to the Arrangement and the Alamos Shares issuable on the exercise of the Alamos Warrants will not bear any legend under Canadian Securities Laws and may be resold through registered dealers in each of the provinces of Canada provided that (i) Alamos is and has been a reporting issuer in a jurisdiction in Canada for the four months immediately preceding the trade, (ii) the trade is not a "control distribution" as defined in NI 45-102, (iii) no unusual effort is made to prepare the market or to create a demand for the Alamos Warrants or Alamos Shares issuable on the exercise of the Alamos Warrants, (iv) no extraordinary commission or consideration is paid to a person in respect of such sale, and (v) if the selling securityholder is an insider or officer of Alamos, the selling securityholder has no reasonable grounds to believe that Alamos is in default of applicable Canadian Securities Laws.

Each Esperanza Shareholder is urged to consult his, her or its professional advisors to determine the conditions and restrictions applicable under Canadian Securities Laws to trades in Alamos Warrants that the shareholder is entitled to receive under the Arrangement and the Alamos Shares issuable on the exercise of the Alamos Warrants.

It is a condition precedent to the obligations of Esperanza to complete the Arrangement that (i) the TSX has conditionally approved the listing of the Alamos Warrants to be issued pursuant to the Arrangement and the Alamos Shares issuable on the exercise of the Alamos Warrants, subject only to the satisfaction by Alamos of customary listing conditions of the TSX, and that (ii) the NYSE has conditionally approved the listing of the Alamos Shares issuable on the exercise of the Alamos Warrants, subject only to the satisfaction by Alamos of customary listing conditions of the NYSE. As of the date of this Circular, Alamos has submitted listing applications to the TSX and the NYSE.

MI 61-101

MI 61-101 governs transactions which raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations. MI 61-101 has been adopted by the TSX-V pursuant to the TSX-V's Policy 5.9 – Protection of Minority Security Holders in Special Transactions.

The Arrangement does not constitute an issuer bid, an insider bid or a related party transaction for the purposes of MI 61-101.  The Arrangement is a business combination under MI 61-101 since, as described below, certain related parties of Esperanza are entitled to receive a collateral benefit as a consequence of the Arrangement. A "collateral benefit", as defined under MI 61-101, includes any benefit that a "related party" of Esperanza (which includes the directors and senior officers of Esperanza and its subsidiaries and any Esperanza Shareholder who beneficially owns and/or exercises control or direction over, directly or indirectly, more than 10% of the outstanding Esperanza Shares) is entitled to receive, directly or indirectly as a result of the Arrangement, including a lump sum payment or an enhancement in benefits related to past or future services as an employee, director or consultant of Esperanza as well as a payment for surrendering securities, regardless of whether it is provided or agreed to by Esperanza or Alamos.

MI 61-101 requires that, in addition to any other required securityholder approval, a business combination is subject to "minority approval" (as defined in MI 61-101). In relation to the Arrangement and for purposes of the required Esperanza Shareholder approval for the Arrangement, the "minority" shareholders of Esperanza are all Esperanza Shareholders other than (i) Esperanza, (ii) any interested party to the Arrangement within the meaning of MI 61-101, (iii) any related party to such interested party within the meaning of MI 61-101 (subject to the exceptions set out therein), and (iv) any person that is a joint actor with a person referred to in the foregoing clauses (ii) or (iii) for the purposes of MI 61-101. In the context of the Arrangement, an "interested party" is any party entitled to receive, directly or indirectly, as a consequence of the Arrangement, a collateral benefit.

For the purposes of MI 61-101, each of Messrs. Smith and O'Flaherty is considered to beneficially own more than 1% of the Esperanza Securities. Esperanza has determined that the value of the change of control payments to be received by each of Messrs. Smith and O'Flaherty as a result of the Arrangement, as described under "The Arrangement – Interests of Certain Persons in the Arrangement – Termination and Change of Control Benefits", net of any offsetting costs, is more than 5% of the amount of the consideration that each of Messrs. Smith and O'Flaherty expects to be beneficially entitled to receive under the terms of the Arrangement in exchange for the Esperanza Securities that he beneficially owns. Accordingly, the change of control payments that each of Messrs. Smith and O'Flaherty may receive as a result of the completion of the Arrangement constitute a collateral benefit under MI 61-101. Thus, any Esperanza Shares beneficially owned, or over which control or direction is exercised by Messrs. Smith or O'Flaherty or any of their joint actors must be excluded for purposes of determining whether minority approval has been obtained.

United States Securities Law Matters

The following discussion is a general overview of certain requirements of U.S. federal Securities Laws applicable to Esperanza Securityholders in the United States in connection with the Arrangement.  All Esperanza Securityholders in the United States or, with respect to the exercise of the Alamos Warrants, U.S. Persons ("U.S. Esperanza Securityholders") are urged to consult with their own legal advisors to ensure that the resale of any Alamos Warrant issued to them under the Arrangement, any exercise of the Alamos Warrants or the resale of any Alamos Shares issued upon exercise of such Alamos Warrants complies with applicable U.S. Securities Laws. Further information applicable to U.S. Esperanza Securityholders is disclosed under the heading "Note to United States Securityholders" in this Circular.

The following discussion does not address the Canadian Securities Laws that will apply to the issue of Alamos Warrants issued into the United States, the resale of the Alamos Warrants in Canada by U.S. Esperanza Securityholders or the issuance of Alamos Shares upon exercise of the Alamos Warrants in the United States. U.S. Esperanza Securityholders reselling their Alamos Warrants in Canada must comply with Canadian Securities Laws, as outlined elsewhere in this Circular.

Status under United States Securities Laws

Esperanza is a reporting issuer with the SEC and reports as a "foreign private issuer" as defined in Rule 3b-4 under the U.S. Exchange Act. The Esperanza Shares currently are quoted on the OTCQX.   After the Arrangement, Esperanza will be an indirect wholly-owned subsidiary of Alamos, the Esperanza Shares will cease to be quoted on the OTCQX on or promptly following the Effective Date, and Alamos intends to terminate the registration of the Esperanza Shares under the U.S. Exchange Act and to terminate Esperanza's obligation to file or furnish reports under the U.S. Exchange Act.

Exemption from the Registration Requirements of the U.S. Securities Act

The Alamos Warrants to be issued by Alamos to Esperanza Securityholders pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any applicable Securities Laws of any state of the United States, and will be issued in reliance upon the Section 3(a)(10) Exemption and similar exemptions from registration or qualification under any applicable Securities Laws of any state of the United States. The Section 3(a)(l0) Exemption exempts from registration the distribution of securities which are issued in exchange for outstanding securities where the terms and conditions of such issue and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by law to grant such approval.  The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered.  The Court issued the Interim Order on July 25, 2013 and, subject to the approval of the Arrangement by the Esperanza Shareholders, a hearing in respect of the Final Order for the Arrangement is currently scheduled to take place on August 29, 2013 at 9:45 a.m. (Vancouver time) in Vancouver, British Columbia. All Esperanza Securityholders are entitled to appear and be heard at this hearing.  Accordingly, pursuant to the Section 3(a)(10) Exemption, the Final Order, if granted, will constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Alamos Warrants issued in connection with the Arrangement.

Resales in the United States of Alamos Warrants Issued to U.S. Esperanza Securityholders

The ability of a U.S. Esperanza Securityholder to resell in the United States the Alamos Warrants issued to it at the Effective Time of the Arrangement will depend on whether such holder is an "affiliate" of Alamos or has been an "affiliate" of Alamos within 90 days prior to the contemplated resale transaction. As defined in Rule 144 under the U.S. Securities Act, an "affiliate" of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer whether through the ownership of voting securities, by contract or otherwise. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its "affiliates".

The resale rules applicable to U.S. Esperanza Securityholders are summarized below. U.S. Esperanza Securityholders are urged to consult with their own legal counsel to ensure that the resale of Alamos Warrants issued to them pursuant to the Arrangement, the exercise of the Alamos Warrants and the resale of Alamos Shares issued pursuant to the Alamos Warrants complies with all applicable securities legislation.

Persons or entities who are not affiliates of Alamos or who have not been affiliates of Alamos within 90 days prior to the contemplated resale transaction, may resell the Alamos Warrants issued to them in accordance with the Arrangement without restriction under the U.S. Securities Act.

Persons or entities who are affiliates of Alamos or who have been affiliates of Alamos within 90 days prior to the contemplated resale transaction will be subject to restrictions on resale of the Alamos Warrants under the U.S. Securities Act.  These affiliates may not resell their Alamos Warrants unless such Alamos Warrants are registered under the U.S. Securities Act or an exemption from such registration requirements is available.  Affiliates may resell their Alamos Warrants in the United States in accordance with the provisions of Rule 144 under the U.S. Securities Act, including the availability of current public information regarding Alamos, the volume and manner of sale limitations, and notice filing requirements of Rule 144 under the U.S. Securities Act.  Affiliates of Alamos who are affiliates solely by virtue of their status as an officer or director of Alamos may be able to resell their Alamos Shares outside the United States pursuant to Regulation S, as described below.

Resale of Alamos Warrants by Affiliates of Alamos Pursuant to Regulation S

Provided that Alamos remains a "foreign private issuer" as defined in Rule 405 of the U.S. Securities Act, a person who is an affiliate of Alamos at the time of the contemplated resale transaction, may, under the U.S. Securities Act, resell the Alamos Warrants issued to them pursuant to the Arrangement in an "offshore transaction" in accordance with (i) Rule 904 of Regulation S, provided that (A) such person is an affiliate of Alamos at the time of the resale transaction solely by virtue of having a position as an officer or director of Alamos, (B) such person would not be deemed a "distributor" as defined in Regulation S, (C) no "directed selling efforts" as defined in Regulation S are made in the United States by the seller, an affiliate of the seller or any person acting on their behalf, and (D) the conditions imposed by Regulation S under the U.S. Securities Act for "offshore transactions" are satisfied, or (ii) Rule 903 of Regulation S, provided that, among other things, (A) no "directed selling efforts" as defined in Regulation S are made in the United States by the seller, an affiliate of the seller or any person acting on their behalf, and (B) the conditions imposed by Regulation S for "offshore transactions" are satisfied. An offer or sale of securities is made in an "offshore transaction" if (i) the offer is not made to a person in the United States, and (ii) either (A) at the time the buy order is originated, the buyer is outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer is outside the United States, or (B) for purposes of (x) Rule 903 of Regulation S, the transaction is executed in, on or through a physical trading floor of an established foreign securities exchange that is located outside the United States, or (y) Rule 904 of Regulation S, the transaction is executed in, on or through the facilities of a "designated offshore securities market" (as defined in Regulation S) and neither the seller nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States. In addition, in the case of an offer or sale of securities by an officer or director of Alamos who is an affiliate of Alamos solely by virtue of holding such position, no selling concession, fee or other remuneration may be paid in connection with the offer or sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent.

Exercise of Alamos Warrants

The Alamos Warrants may not be exercised in the United States, or by, or on behalf of, a U.S. Person unless the issuance of the underlying Alamos Shares is registered under the U.S. Securities Act and all applicable Securities Laws of any state of the United States or an exemption from such registration requirements is available and the holder provides a legal opinion or other evidence reasonably satisfactory to Alamos to the effect that the exercise of the Alamos Warrants does not require registration under the U.S. Securities Act or any applicable Securities Laws of any state of the United States. For holders of Alamos Warrants exercising outside the United States, the Warrants may be exercised by a holder who represents that at the time of exercise the holder is not then located in the United States, is not a U.S. Person, and is not exercising the Warrants on behalf of a U.S. Person.  Any Alamos Shares issuable upon the exercise of the Alamos Warrants in the United States or by, or on behalf of, a U.S. Person, at a time when there is no effective registration statement under the U.S. Securities Act covering such exercise, will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act, certificates representing such Alamos Shares will bear a legend to that effect, and such Alamos Shares may be resold only pursuant to registration under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act and all applicable Securities Laws of any state of the United States.

Notwithstanding the foregoing, subject to certain limitations, including, but not limited to, Alamos remaining a "foreign private issuer" as defined in Rule 405 of the U.S. Securities Act, any Alamos Shares issuable upon the exercise of the Alamos Warrants may be resold outside the United States without registration under the U.S. Securities Act pursuant to Regulation S, including in transactions over the TSX (if the Alamos Shares are so listed at the time of sale).

 Mexican Antitrust Matters

The Arrangement constitutes a "concentration" for the purposes of the Mexican Antitrust Act and the Parties are required to submit the Mexican Antitrust Filing to COFECO before the Arrangement is consummated. Once the Mexican Antitrust Filing has been submitted, COFECO will (i) issue a stop-action order within 10 Business Days, (ii) request additional information within 15 Business Days, or (iii) issue a final resolution (i.e. the Mexican Antitrust Clearance) within 35 Business Days from the later of the filing date or the date on which the additional information requested by COFECO was filed, if applicable. It is a condition to completion of the Arrangement that the Mexican Antitrust Filing has been submitted. However, in accordance with the requirements of the Mexican Antitrust Act, the Parties cannot complete the Arrangement within the 10-Business Day period during which COFECO may issue a stop-action order or after such order has been issued.

Risks Associated with the Arrangement

In evaluating the Arrangement, Esperanza Shareholders should carefully consider the following risk factors relating to the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial by Esperanza, may also adversely affect the Esperanza Securities, the Alamos Securities and/or the businesses of Esperanza and Alamos following the Arrangement. In addition to the risk factors relating to the Arrangement set out below, Esperanza Shareholders should also carefully consider the risk factors associated with the business of Esperanza and Alamos set forth in the section entitled "Description of the Business – Risk Factors" of Esperanza's annual information form dated March 18, 2013 and in the section entitled "Narrative Description of the Business" of the Alamos AIF, both of which are filed on SEDAR at www.sedar.com. If any of the risk factors materialize, the predictions based on them may need to be re-evaluated. The risks associated with the Arrangement include, without limitation:

The Arrangement Agreement may be terminated in certain circumstances, including in the event of a Material Adverse Effect on Esperanza.

Each of Esperanza and Alamos has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Esperanza provide any assurance, that the Arrangement Agreement will not be terminated by either Esperanza or Alamos before the completion of the Arrangement. For example, Alamos has the right, in certain circumstances, to terminate the Arrangement Agreement if any change occurs that, individually or in the aggregate, has a Material Adverse Effect on Esperanza. Although a Material Adverse Effect excludes certain events that are beyond the control of Esperanza (such as general changes in the global economy or changes that affect the mining industry generally or the price of gold and which do not have a materially disproportionate effect on Esperanza), there is no assurance that a Material Adverse Effect on Esperanza will not occur before the Effective Date, in which case Alamos could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.

There can be no certainty that all conditions precedent to the Arrangement will be satisfied and the market price for the Esperanza Shares may decline if the Arrangement is not completed.

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Esperanza, including the receipt of the Final Order. There can be no certainty, nor can Esperanza provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the Arrangement is not completed, the market price of the Esperanza Shares may decline to the extent that the current market price reflects a market assumption that the Arrangement will be completed. If the Arrangement is not completed and the Esperanza Board decides to seek another merger or arrangement, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the total consideration to be paid pursuant to the Arrangement.  Esperanza will also remain obligated to pay certain costs.

Esperanza will incur costs and may have to pay the Termination Fee or an expense reimbursement fee.

Certain costs related to the Arrangement, such as legal and financial advisor fees, must be paid by Esperanza even if the Arrangement is not completed. In addition, if the Arrangement is not completed, Esperanza may be required to pay Alamos the Termination Fee or up to $500,000 as an expense reimbursement fee.  See "The Arrangement – The Arrangement Agreement – Termination Fee".

Esperanza directors and executive officers may have interests in the Arrangement that are different from those of the Esperanza Shareholders.

In considering the recommendation of the Esperanza Board to vote in favour of the Arrangement Resolution, Esperanza Shareholders should be aware that certain members of the Esperanza Board and management have agreements or arrangements that provide them with interests in the Arrangement that differ from, or are in addition to, those of Esperanza Shareholders generally. See "The Arrangement — Interests of Certain persons in the Arrangement".

The issue of Alamos Warrants under the Arrangement and the subsequent exercise of the Alamos Warrants and resale of the Alamos Shares (including any Alamos Shares acquired on the exercise of the Alamos Warrants) may cause the market price of Alamos Shares to decline.

As of the Record Date, 127,348,988 (or 132,423,188 on a fully diluted basis) Alamos Shares were outstanding.  Approximately 7,500,000 Alamos Warrants and up to 7,500,000 Alamos Shares issuable on the exercise of the Alamos Warrants may be issued or issuable in connection with the Arrangement. The issue of these Alamos Warrants and Alamos Shares and their sale and the sale of additional Alamos Shares that may become eligible for sale in the public market from time to time could depress the market price for Alamos Shares and Alamos Warrants (if the Alamos Warrants are listed and posted for trading).

There is currently no market for the Alamos Warrants.

There is currently no market through which the Alamos Warrants may be sold and Esperanza Shareholders may not be able to resell the Alamos Warrants acquired under the Arrangement.  This may affect the price of the Alamos Warrants in the secondary market, the transparency and availability of trading prices and the liquidity of the Alamos Warrants.  It is a condition precedent to the obligations of Esperanza to complete the Arrangement that Alamos obtains the conditional approval of the listing on the TSX of the Alamos Warrants. However, the Alamos Warrants will not be listed or posted for trading on the TSX until all conditions of listing (including public distribution requirements) are satisfied. There can be no assurance that the Alamos Warrants will be so listed at the Effective Time or that the Alamos Warrants will continue to be so listed at any time in the future.

Esperanza believes (and the following discussion assumes) that it (i) will be a PFIC for its current tax year and (ii) was a PFIC in certain prior tax years, which is expected to have adverse U.S. federal income tax consequences for U.S. Holders disposing of their Esperanza Shares pursuant to the Arrangement.

Generally, under U.S. federal income tax law, a foreign corporation will be classified as a PFIC in any taxable year in which either at least 75% of its gross income is "passive" income (e.g., dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), or at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. If a U.S. Holder disposes of Esperanza Shares in the Arrangement that were held by such U.S. Holder directly or indirectly during any time that Esperanza was a PFIC and the U.S. Holder has not made a special election, the gain such U.S. Holder recognizes on the Arrangement with respect to its Esperanza Shares will be taxed under the "excess distribution" regime.  Under that regime, any gain recognized on the Arrangement will be allocated rateably on a daily basis to each day of the U.S. Holder's holding period with respect to such shares.  Gain allocated to any period preceding the first year in the holding period when Esperanza was a PFIC and gain allocated to the year of disposition will be treated as gain arising in the year of disposition and taxed at ordinary U.S. federal income tax rates for the year of disposition.  Gain allocated to each of the other years will be (i) taxed at the highest ordinary U.S. federal income tax rate in effect for each of those years, and (ii) subject to an interest charge (at the rate generally applicable to underpayments of tax for such taxable year).  This paragraph is qualified in its entirety by the discussion below under the heading "U.S. Federal Income Tax Consequences of the Arrangement". The rules governing the taxation of the disposition of shares of a PFIC are complex, and U.S. Holders of Esperanza Shares should consult their own tax advisors as to the U.S. federal, state and local, and non-U.S. tax consequences applicable to them.

Following the Arrangement, Alamos will be subject to ongoing capital requirements.

Alamos' ongoing capital requirements may increase as its operations and portfolio of development properties increases.  There is no guarantee that following successful completion of the Arrangement, Alamos will meet key production and cost estimates.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, counsel to Esperanza, the following summary describes the principal Canadian federal income tax considerations generally applicable to Esperanza Shareholders and Esperanza Warrantholders who, for the purposes of the Tax Act and at all relevant times, hold Esperanza Shares or Esperanza Warrants, as the case may be, as capital property, deal at arm's length with Esperanza, Alamos, and Subco, and are not affiliated with the Esperanza, Alamos, or Subco (each, a "Holder").  Generally, the Esperanza Shares and Esperanza Warrants will be capital property to a Holder unless the Esperanza Shares or Esperanza Warrants, as the case may be, are held or were acquired in the course of carrying on a business or as part of an adventure or concern in the nature of trade.  Certain Esperanza Shareholders who are residents of Canada for purposes of the Tax Act and whose Esperanza Shares might not otherwise be capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such Esperanza Shares and every other ''Canadian security'' (as defined in the Tax Act) owned by them deemed to be capital property in the taxation year of the election and in all subsequent taxation years. Such Esperanza Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.  This election is not available in respect of Esperanza Warrants.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the ''Regulations'') and counsel's understanding of the current administrative policies and assessing practices published in writing by the Canada Revenue Agency prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the ''Proposed Amendments'') and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in Law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those discussed in this summary.

This summary is not applicable to an Esperanza Shareholder or Esperanza Warrantholder (i) that is, for the purposes of the mark-to-market rules in the Tax Act, a ''financial institution'' (as defined in the Tax Act), (ii) an interest in which is a ''tax shelter investment'' (as defined in the Tax Act), (iii) who reports its ''Canadian tax results'' within the meaning of the Tax Act in a currency other than Canadian currency, or (iv) that has entered or will enter into a "derivative forward agreement" (as that term is defined in Proposed Amendments) with respect to the Esperanza Shares or Esperanza Warrants. Such Esperanza Shareholders or Esperanza Warrantholders should consult their own tax advisors with respect to their particular circumstances. Moreover, this summary does not describe the tax consequences to Esperanza Optionholders or Esperanza RSU Holders, and such holders should consult their own tax advisors.

This summary is not, and is not intended to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders should consult their own tax advisors with respect to the Canadian federal income tax consequences of the Arrangement having regard to their own particular circumstances.

Holders Resident in Canada

The following portion of this summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada (a ''Resident Holder'').

Disposition of Esperanza Shares

A Resident Holder who disposes of Esperanza Shares under the Arrangement will realize a capital gain (or capital loss) equal to the amount by which the aggregate of the cash and the fair market value of the Alamos Warrants received by the Resident Holder under the Arrangement exceeds (or is exceeded by) the aggregate of the adjusted cost base of the Esperanza Shares to the Resident Holder and any reasonable costs of disposition.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a ''taxable capital gain'') realized by the Resident Holder in the year. A Resident Holder is required to deduct one-half of the amount of any capital loss (an ''allowable capital loss'') realized in a taxation year from taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in such years, to the extent and in the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of an Esperanza Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Esperanza Share to the extent and under the circumstances described in the Tax Act. Similar rules may apply where an Esperanza Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may apply should consult their own tax advisors.

Capital gains realized by an individual or a trust, other than certain trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the potential application of alternative minimum tax.

Dissenting Shareholders

A Resident Holder who validly exercises Dissent Rights (a ''Resident Dissenting Shareholder'') will be deemed to transfer such holder's Esperanza Shares to Subco in exchange for payment of the fair value of such Esperanza Shares. In general, a Resident Dissenting Shareholder will realize a capital gain (or capital loss) equal to the amount by which the cash received in respect of the fair value of the Resident Dissenting Shareholder's Esperanza Shares (other than in respect of interest awarded by a court) exceeds (or is exceeded by) the aggregate of the adjusted cost base of such Esperanza Shares and any reasonable costs of disposition. See ''Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Disposition of Esperanza Shares'' above. Interest awarded by a court to a Resident Dissenting Shareholder is required to be included in the Resident Dissenting Shareholder's income for the purposes of the Tax Act.

Resident Dissenting Shareholders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Disposition of Esperanza Warrants

The exchange by a Resident Holder of Esperanza Warrants for Alamos Warrants pursuant to the Arrangement will constitute a disposition of Esperanza Warrants and will generally give rise to a capital gain (or capital loss) equal to the amount by which the fair market value of the Alamos Warrants received by the Resident Holder in exchange for Esperanza Warrants exceeds (or is exceeded by) the aggregate of the adjusted cost base of the Esperanza Warrants to the Resident Holder and any reasonable costs of disposition.  The tax treatment of capital gains and capital losses is discussed above under ''Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Disposition of Esperanza Shares''.

Canadian-Controlled Private Corporations

A Resident Holder that is throughout the year a ''Canadian-controlled private corporation'' (as defined in the Tax Act) may be liable for a refundable tax on its ''aggregate investment income'', which is defined to include an amount in respect of taxable capital gains and certain income from property.

Holders Not Resident in Canada

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, is not resident or deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold, Esperanza Shares or Esperanza Warrants in connection with carrying on a business in Canada (a ''Non-Resident Holder''). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Disposition of Esperanza Shares and Esperanza Warrants

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Esperanza Shares or Esperanza Warrants, as the case may be, under the Arrangement unless such shares or warrants are ''taxable Canadian property'' (within the meaning of the Tax Act) of the Non-Resident Holder at the Effective Time and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable income tax convention or treaty.

Generally, provided that the Esperanza Shares are listed on a designated stock exchange (which currently includes the TSX-V Tiers 1 and 2) at the Effective Time, the Esperanza Shares and Esperanza Warrants will not be taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the Effective Time (i) (A) the Non-Resident Holder, (B) persons with whom the Non-Resident Holder did not deal at arm's length, (C) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, or (D) the Non-Resident Holder together with such persons, owned 25% or more of the issued shares of any class or series of the capital stock of Esperanza, and (ii) more than 50% of the fair market value of the Esperanza Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such property, whether or not the property exists. Notwithstanding the foregoing, Esperanza Shares and Esperanza Warrants may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

Even if Esperanza Shares or Esperanza Warrants are considered to be taxable Canadian property of a Non-Resident Holder, the Non-Resident Holder may be exempt from tax under the Tax Act on any gain on the disposition of Esperanza Shares and Esperanza Warrants if the Esperanza Shares or Esperanza Warrants, as the case may be, constitute ''treaty-protected property''. Esperanza Shares and Esperanza Warrants owned by a Non-Resident Holder will generally be treaty-protected property if the gain from the disposition of such Esperanza Shares or Esperanza Warrants, as the case may be, would, because of an applicable income tax convention or treaty, be exempt from tax under the Tax Act.

In the event that the Esperanza Shares or Esperanza Warrants constitute taxable Canadian property but not treaty-protected property to a Non-Resident Holder, the tax consequences described above under ''Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Disposition of Esperanza Shares'' will generally apply.

Non-Resident Holders whose Esperanza Shares or Esperanza Warrants constitute taxable Canadian property should consult their own tax advisors.

Dissenting Shareholders

A Non-Resident Holder who validly exercises Dissent Rights (a ''Non-Resident Dissenting Shareholder'') will be deemed to transfer such Non-Resident Dissenting Shareholder's Esperanza Shares to Subco in exchange for payment of the fair value of such Esperanza Shares. A Non-Resident Dissenting Shareholder may realize a capital gain (or capital loss) equal to the amount by which the cash received in respect of the fair value of the Non-Resident Dissenting Shareholder's Esperanza Shares (other than in respect of interest awarded by a court) exceeds (or is exceeded by) the aggregate of the adjusted cost base of such Esperanza Shares and any reasonable costs of disposition. The taxation of capital gains and losses is described above under ''Certain Canadian Federal Income Tax Considerations — Holders Not Resident in Canada — Disposition of Esperanza Shares and Esperanza Warrants".

The amount of any interest awarded by a court to a Non-Resident Dissenting Shareholder will not be subject to Canadian withholding tax.

Non-Resident Dissenting Shareholders should consult their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Eligibility for Investment

Provided that the Alamos Warrants are listed on a designated stock exchange (which currently includes the TSX and the NYSE), the Alamos Warrants will be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan ("RRSP"), a registered retirement income fund ("RRIF"), a registered education savings plan, a deferred profit sharing plan, a registered disability savings plan and a tax-free savings account ("TFSA") (each, a "Registered Plan").

If the Alamos Warrants are not listed on a designated stock exchange, the Alamos Warrants would, if issued on the date hereof, be a qualified investment for Registered Plans provided that the Alamos Shares issuable on the exercise of the Alamos Warrants are listed on a designated stock exchange and Alamos is not, and deals at arm's length with each person who is, an annuitant, a beneficiary, an employer or a subscriber under, or a holder of, the relevant Registered Plan.

Notwithstanding the foregoing, if the Alamos Warrants are a "prohibited investment" for a TFSA, RRSP, or RRIF, the holder of the TFSA or the annuitant under the RRSP or RRIF, as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Alamos Warrants will not be a "prohibited investment" provided that the holder or annuitant, as the case may be (a) deals at arm's length with Alamos, (b) does not have a "significant interest" in Alamos (within the meaning of the Tax Act), and (c) does not have a "significant interest" (within the meaning of the Tax Act) in a corporation, partnership or trust that does not deal at arm's length with Alamos.  Proposed Amendments released on December 21, 2012 propose to delete the condition in (c) above. Holders of TFSAs and annuitants of RRSPs and RRIFs should consult with their own tax advisors with respect to whether Alamos Warrants would be a prohibited investment in their particular circumstances.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) with respect to the Arrangement and the ownership and disposition of Alamos Warrants received pursuant to the Arrangement and the Alamos Shares received upon the exercise of the Alamos Warrants (the "Alamos Warrant Shares"). This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the ownership and disposition of Alamos Warrants and Alamos Warrant Shares.  This summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the Arrangement or the ownership and disposition of Alamos Warrants and Alamos Warrant Shares. Except as discussed below, this summary does not discuss reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of Alamos Warrants and Alamos Warrant Shares. This summary does not address the U.S. tax consequences of the Arrangement to Esperanza Optionholders with respect to their Esperanza Options and Esperanza Warrantholders with respect to their Esperanza Warrants.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Alamos Warrants and Alamos Warrant Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

NOTICE PURSUANT TO TREASURY DEPARTMENT CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A HOLDER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE U.S. INTERNAL REVENUE CODE. THIS SUMMARY WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS CIRCULAR. EACH HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH HOLDER'S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope of This Disclosure

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "U.S. Treaty"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Esperanza Shares (or, after the Arrangement, Alamos Warrants) participating in the Arrangement or exercising Dissent Rights pursuant to the Arrangement that is:

·

an individual who is treated as a citizen or resident of the U.S. for U.S. federal income tax purposes;

·

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

·

an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

·

a trust that (i) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. Person.

Non-U.S. Holders

For purposes of this summary, the term "non-U.S. Holder" means a beneficial owner of Esperanza Shares (or, after the Arrangement, Alamos Warrants or Alamos Warrant Shares) participating in the Arrangement or exercising Dissent Rights pursuant to the Arrangement that is not a U.S. Holder or a partnership. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the Arrangement or the ownership and disposition of Alamos Warrant Shares received pursuant to the Arrangement. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the tax consequences (including the potential application of and operation of any income tax treaties) relating to the Arrangement and the ownership and disposition of Alamos Warrants and Alamos Warrant Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including U.S. Holders that (i) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts, (ii) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies, (iii) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method, (iv) have a "functional currency" other than the U.S. dollar, (v) own Esperanza Shares (or after the Arrangement, Alamos Warrants and Alamos Warrant Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position, (vi) acquired Esperanza Shares (or after the Arrangement, Alamos Warrants or Alamos Warrant Shares) in connection with the exercise of employee stock options or otherwise as compensation for services, (vii) hold Esperanza Shares (or after the Arrangement, Alamos Warrants or Alamos Warrant Shares) other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes), and (viii) own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Esperanza Shares (or after the Arrangement, Alamos Warrants or Alamos Warrant Shares). This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (i) U.S. expatriates or former long-term residents of the U.S., (ii) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act, (iii) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Esperanza Shares (or after the Arrangement, Alamos Warrants or Alamos Warrant Shares) in connection with carrying on a business in Canada, or (iv) persons that have a permanent establishment in Canada for the purposes of the U.S. Treaty. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. and non-U.S. tax consequences relating to the Arrangement and the ownership and disposition of Alamos Warrants and Alamos Warrant Shares.

If an entity that is classified as a partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Esperanza Shares (or after the Arrangement, Alamos Warrants or Alamos Warrant Shares), the U.S. federal income tax consequences to such partnership and the partners of such partnership of participating in the Arrangement and the ownership and disposition of Alamos Warrants and Alamos Warrant Shares generally will depend in part on the activities of the partnership and the status of such partners (or other owners). This summary does not address the tax consequences to any such partner or partnership. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Alamos Warrants and Alamos Warrant Shares.

U.S. Federal Income Tax Consequences of the Arrangement

Receipt of Alamos Warrants and Canadian Dollars

The Arrangement will generally be a fully taxable event to a U.S. Holder and, subject to the modifications pursuant to the PFIC (as defined below) rules discussed below, will generally result in the following U.S. federal income tax consequences:

(a)

a U.S. Holder of Esperanza Shares will recognize gain or loss equal to the difference between (i) the fair market value of Alamos Warrants and Canadian dollars received by such U.S. Holder in the Arrangement, and (ii) the adjusted tax basis of such U.S. Holder in such Esperanza Shares exchanged;

(b)

the aggregate tax basis of the Alamos Warrants received by a U.S. Holder of Esperanza Shares in the Arrangement will be equal to the aggregate fair market value of the Alamos Warrants at the time of their receipt; and

(c)

the holding period of Alamos Warrants received by a U.S. Holder in the Arrangement will begin on the day after their receipt.

Subject to the modifications pursuant to the PFIC rules discussed below, any gain or loss recognized by the U.S. Holder would be short-term capital gain or loss, unless the holding period for the Esperanza Shares exchanged was more than one year at the closing of the Arrangement, in which case any gain or loss recognized would be long-term capital gain or loss.  Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate or trust.  There are no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.  The deduction of capital losses is subject to limitation.

Tax Consequences of the Arrangement Under the Passive Foreign Investment Company Rules

The tax considerations of the Arrangement to a particular U.S. Holder will depend on whether Esperanza was a passive foreign investment company ("PFIC") during any year in which a U.S. Holder owned Esperanza Shares.  A foreign corporation generally will be a PFIC under Section 1297 of the Code if, for a tax year, (i) 75% or more of the gross income of the corporation for such tax year is passive income (the "income test"), or (ii) 50% or more of the value of the corporation's assets either produce passive income or are held for the production of passive income (the "asset test"), based on the quarterly average of the fair market value of such assets.  "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  Certain subsidiaries and other entities in which a PFIC has a direct or indirect interest could also be PFICs ("Lower-Tier PFICs") with respect to a U.S. Person owning an interest in the first-mentioned PFIC.

Based on current business plans and financial expectations, but without having completed a formal analysis, Esperanza expects that it will be a PFIC for the current taxable year.  In addition, based on its activities and assets in prior years, but without having completed a formal analysis, Esperanza believes that it was a PFIC for certain prior taxable years.  The determination of PFIC status is inherently factual and generally cannot be determined until the close of the taxable year in question.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  Accordingly, no assurance can be given regarding Esperanza's PFIC status.  U.S. Holders should consult their own U.S. tax advisors regarding the application of the PFIC rules to the Arrangement.

If a U.S. Holder disposes of Esperanza Shares in the Arrangement that were held by the U.S. Holder directly or indirectly during any time that Esperanza was a PFIC (shares in a PFIC are sometimes referred to herein as "PFIC Shares") and the U.S. Holder has not made either a QEF Election or a Mark-to-Market Election (each as defined below), the gain the U.S. Holder recognizes on the Arrangement with respect to such PFIC Shares will be taxed under the "excess distribution" regime.  Under that regime, any gain recognized on the Arrangement will be allocated rateably on a daily basis to each day of the U.S. Holder's holding period with respect to such shares.  Gain allocated to any period preceding the first year in the holding period when Esperanza was a PFIC and gain allocated to the year of disposition will be treated as gain arising in the year of disposition and taxed at ordinary U.S. federal income tax rates for the year of disposition.  Gain allocated to each of the other years (the "Prior PFIC Years") will be taxed at the highest ordinary U.S. federal income tax rate in effect for each of those years.  Interest will be added to the tax determined for each of the Prior PFIC Years at the rate generally applicable to underpayments of tax for such taxable year.  The sum of the taxes and interest calculated for all Prior PFIC Years will be in addition to the tax for the year in which the sale of the PFIC Shares occurs.  A U.S. Holder that is not a corporation must treat the interest as non-deductible personal interest.

A U.S. Holder, under proposed regulations, may recognize a greater amount of gain than described above if it were deemed to dispose of any Lower-Tier PFICs.  Under these proposed regulations, unless a QEF Election had been made with respect to such Lower-Tier PFIC, a U.S. Holder would be treated as recognizing its proportionate share of the gain that the actual owner would have realized on a disposition of the Lower-Tier PFIC for its fair market value.  The U.S. Holder's basis in its Esperanza Shares would be increased by the amount of gain deemed recognized by the U.S. Holder, but this basis increase may not offset the U.S. federal income tax imposed on the potentially greater amount of gain recognized with respect to the Lower-Tier PFIC. U.S. Holders should consult their tax advisors with respect to these indirect disposition rules.

If a U.S. Holder holds Esperanza Shares in any year in which Esperanza is classified as a PFIC, such U.S. Holder would be required to attach a completed IRS Form 8621 to its tax return every year in which it recognized gain on a disposition of Esperanza Shares or received an excess distribution, either directly or indirectly. Additional annual filing requirements for U.S. Persons who are shareholders in a PFIC may also apply. U.S. Holders should consult their own tax advisors concerning annual filing requirements.

QEF Election and Mark-to-Market Election

A U.S. Holder who has made a timely and effective election to treat Esperanza as a "qualified electing fund" under the Code (a "QEF Election") generally would not be subject to the "excess distribution" regime discussed above.  Instead, the electing U.S. Holder would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of the PFIC, whether or not such amounts are actually distributed.  However, a U.S. Holder's ability to make a QEF Election with respect to its Esperanza Shares is contingent upon, among other things, the provision by Esperanza of a "PFIC Annual Information Statement" to such U.S. Holder, and Esperanza has not provided a PFIC Annual Information Statement in the past, and will not provide a PFIC Annual Information Statement with respect to its current or prior tax years.  U.S. Holders are therefore not able to make a QEF Election with respect to Esperanza.

A U.S. Holder of PFIC Shares would also not be subject to the excess distribution regime if the U.S. Holder had made a timely and effective election to mark the PFIC Shares to market (a "Mark-to-Market Election").  In the case of any U.S. Holder that has timely made an effective Mark-to-Market Election, gain realized by such holder from the sale of PFIC Shares generally would be taxed at ordinary income tax rates.

The rules governing the taxation of the disposition of shares of a PFIC are complex, and U.S. Holders of Esperanza Shares should consult their own tax advisors as to the tax considerations applicable to them.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of its Esperanza Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the amount of cash received by such U.S. Holder in exchange for Esperanza Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income), and (ii) the tax basis of such U.S. Holder in such Esperanza Shares surrendered.  Any gain recognized would be subject to the PFIC rules discussed above.  Subject to the PFIC rules, any gain or loss recognized by the U.S. Holder with respect to those non-PFIC shares would generally be capital gain or loss, which will be long-term capital gain or loss if such non-PFIC Shares have been held for more than one year.  Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to complex limitations under the Code.

U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of Alamos Warrants and Alamos Warrant Shares

The following discussion is subject to the rules described below under the heading "Passive Foreign Investment Company Rules."

Exercise of Alamos Warrants

A U.S. Holder generally will not recognize gain or loss on the exercise of an Alamos Warrant and related receipt of an Alamos Warrant Share (unless cash is received in lieu of the issuance of a fractional Alamos Warrant Share).  A U.S. Holder's initial tax basis in the Alamos Warrant Share received on the exercise of an Alamos Warrant should be equal to the sum of (i) such U.S. Holder's tax basis in such Alamos Warrant plus (ii) the exercise price paid by such U.S. Holder on the exercise of such Alamos Warrant.  A U.S. Holder's holding period for the Alamos Warrant Share received on the exercise of an Alamos Warrant should begin on the date that such Alamos Warrant is exercised by such U.S. Holder.

Disposition of Alamos Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of an Alamos Warrant in an amount equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) such U.S. Holder's tax basis in the Alamos Warrant sold or otherwise disposed of.  Any such gain or loss generally will be a capital gain or loss (provided that the Alamos Warrant Share to be issued on the exercise of such Alamos Warrant would have been a capital asset within the meaning of Section 1221 of the Code if acquired by the U.S. Holder), which will be long-term capital gain or loss if the Alamos Warrant is held for more than one year.  Deductions for capital losses are subject to significant limitations under the Code.

Expiration of Alamos Warrants Without Exercise

Upon the lapse or expiration of an Alamos Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder's tax basis in the Alamos Warrant.  Any such loss generally will be a capital loss and will be long-term capital loss if the Alamos Warrants are held for more than one year.  Deductions for capital losses are subject to significant limitations under the Code.

Certain Adjustments to the Alamos Warrants

Under Section 305 of the Code, an adjustment to the number of Alamos Warrant Shares that will be issued on the exercise of the Alamos Warrants, or an adjustment to the exercise price of the Alamos Warrants, may be treated as a constructive distribution to a U.S. Holder of the Alamos Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder's proportionate interest in the "earnings and profits" or assets of Alamos, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of the ).  (See more detailed discussion of the rules applicable to distributions made by Alamos at "Taxation of Distributions" below).

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Alamos Warrant Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of Alamos, as computed for U.S. federal income tax purposes.  To the extent that a distribution exceeds the current and accumulated "earnings and profits" of Alamos, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Alamos Warrant Shares and thereafter as gain from the sale or exchange of such Alamos Warrant Shares (see "Sale or Other Taxable Disposition of Alamos Warrant Shares" below).  However, Alamos does not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by Alamos with respect to the Alamos Warrant Shares will constitute ordinary dividend income.  Subject to applicable limitations and provided Alamos is eligible for the benefits of the U.S. Treaty, dividends paid by Alamos to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that Alamos not be classified as a PFIC in the tax year of distribution or in the preceding tax year. Dividends received on Alamos Warrant Shares by corporate U.S. Holders generally will not be eligible for the "dividends received deduction".  The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Alamos Warrant Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Alamos Warrant Shares in an amount equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) such U.S. Holder's tax basis in such Alamos Warrant Shares sold or otherwise disposed of.  Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Alamos Warrant Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If Alamos were to constitute a PFIC (as defined above) for any year during a U.S. Holder's holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the ownership and disposition of Alamos Warrants and Alamos Warrant Shares.  Alamos does not believe that it was a PFIC during the prior tax year, and based on current business plans and financial expectations, Alamos does not believe that it will be a PFIC for the current tax year and does not expect to be a PFIC for the foreseeable future. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually.  Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations.  Consequently, there can be no assurance that Alamos has never been and will not become a PFIC for any tax year during which U.S. Holders hold Alamos Warrants and Alamos Warrant Shares.

In addition, in any year in which Alamos is classified as a PFIC, such holder may be required to file an annual report with the IRS containing such information as U.S. Treasury Regulations or other IRS guidance may require.  U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

If Alamos were a PFIC in any tax year during which a U.S. Holder held Alamos Warrants or Alamos Warrant Shares, such holder generally would be subject to special rules with respect to "excess distributions" made by Alamos on the Alamos Warrant Shares and with respect to gain from the disposition of Alamos Warrant Shares. An "excess distribution" generally is defined as the excess of distributions with respect to the Alamos Warrant Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from Alamos during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Alamos Warrant Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Alamos Warrants or Alamos Warrant Shares rateably over its holding period for such Alamos Warrants or Alamos Warrant Shares. Such amounts allocated to the year of the disposition or excess distribution (and 10 years before Alamos become a PFIC) would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the "QEF Election" under Section 1295 of the Code and the "Mark-to-Market Election" under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.  Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Alamos Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code that apply to "excess distributions" and dispositions described above.  However, for the purposes of the PFIC rules, the holding period for any Alamos Warrant Shares acquired upon the exercise of Alamos Warrants will begin on the date a U.S. Holder acquires such Alamos Warrants (and not the date the Alamos Warrants are exercised).  This will impact the availability, and consequences, of the QEF Election and Mark-to-Market Election with respect to the Alamos Warrant Shares.  In addition, a QEF Election may not be made with respect to the Alamos Warrants and it is unclear whether the Mark-to-Market Election may be made with respect to the Alamos Warrants.  U.S. Holders should consult with their own tax advisers regarding the potential application of the PFIC rules to the ownership and disposition of Alamos Warrants and Alamos Warrant Shares, and the availability of certain U.S. tax elections under the PFIC rules.

U.S. Holders should be aware that, for each tax year, if any, that Alamos is a PFIC, Alamos can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to Alamos or any Alamos subsidiary which is a PFIC.  U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Alamos Warrants and Alamos Warrant Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Other Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of Alamos Warrant Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income.  In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code.  However, the amount of a distribution with respect to the Alamos Warrant Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder.  In addition, this limitation is calculated separately with respect to specific categories of income.  The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The U.S. dollar value of any cash payment in Canadian dollars to a U.S. Holder will be translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time.  If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt.  Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses).  U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Alamos Warrants and Alamos Warrant Shares.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax law and U.S. Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation.  For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts.  The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. Person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. Person and any interest in a foreign entity.  U.S. Holders may be subject to these reporting requirements unless their Alamos Warrants and Alamos Warrant Shares are held in an account at certain financial institutions.  Penalties for failure to file certain of these information returns are substantial.  U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of (i) distributions on the Alamos Warrant Shares, (ii) proceeds arising from the sale or other taxable disposition of Alamos Warrants or Alamos Warrant Shares, or (iii) any payments received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising dissent rights under the Arrangement) generally may be subject to information reporting and backup withholding tax, at the current rate of 28% if a U.S. Holder (i) fails to furnish its correct U.S. taxpayer identification number (generally on Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (iv) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Backup withholding is not an additional tax.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO HOLDERS OF ESPERANZA SHARES WITH RESPECT TO THE DISPOSITION OF THOSE SHARES PURSUANT TO THE ARRANGEMENT OR THE OWNERSHIP AND DISPOSITION OF ALAMOS WARRANTS AND ALAMOS WARRANT SHARES.  U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

DISSENT RIGHTS

Esperanza Shareholders who wish to dissent should take note that strict compliance with the dissent procedures set out in the BCBCA, as modified by the Interim Order, the proposed Final Order and the Plan of Arrangement ("Dissent Procedures") is required.

Each Registered Esperanza Shareholder is entitled to be paid the fair value, in cash, of the holder's Esperanza Shares, provided that the holder validly dissents to the Arrangement and the Arrangement becomes effective.

The Dissent Rights are those rights pertaining to the right to dissent from the Arrangement Resolution that are contained in Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the proposed Final Order and the Plan of Arrangement. A Registered Esperanza Shareholder is not entitled to exercise Dissent Rights if the holder votes any Esperanza Shares in favour of the Arrangement Resolution.

The Plan of Arrangement provides that the Esperanza Shares of Registered Esperanza Shareholders who validly exercise Dissent Rights and who are ultimately entitled to be paid the fair value, in cash, for those Esperanza Shares, will be acquired by Subco as at the Effective Time, in consideration for the payment by Esperanza of the fair value thereof, in cash. Alamos is not obligated to complete the Arrangement if Registered Esperanza Shareholders holding more than 10% of the issued and outstanding Esperanza Shares exercise the Dissent Rights in respect of the Arrangement.

Any Dissenting Shareholder who ultimately is not entitled to be paid the fair value, in cash, of his, her or its Esperanza Shares will be deemed to have participated in the Arrangement on the same basis as non-Dissenting Shareholders, and each Esperanza Share held by such Dissenting Shareholder will be deemed to be transferred to and acquired by Subco in exchange for the cash payment of $0.85 and 0.0625 of an Alamos Warrant. In no case, however, will Esperanza, Alamos, Subco or any other person be required to recognize such persons as holders of Esperanza Shares after the Effective Time, and the names of such persons will be deleted from the registers of holders of Esperanza Shares at the Effective Time.

A brief summary of the Dissent Procedures is set out below.

This summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of the Esperanza Shares held and is qualified in its entirety by reference to Sections 237 to 247 of the BCBCA, as modified by the Interim Order, the proposed Final Order and the Plan of Arrangement. A copy of the Interim Order is reproduced in Appendix D to this Circular. Sections 237 to 247 of the BCBCA are reproduced in Appendix  to this Circular. The Dissent Procedures must be strictly adhered to and any failure by a Registered Esperanza Shareholder to do so may result in the loss of that holder's Dissent Rights. Accordingly, each Registered Esperanza Shareholder who wishes to exercise Dissent Rights should carefully consider and comply with the Dissent Procedures and consult the holder's legal advisors.

Written notice of dissent from the Arrangement Resolution must be received by Esperanza not later than 10:00 a.m. (Vancouver time) on the date that is two Business Days before the date of the Meeting or any date to which the Meeting may be postponed or adjourned. The notice of dissent should be delivered by registered mail to Esperanza at the address for notice described below. After the Arrangement Resolution is approved by Esperanza Shareholders and within one month after Esperanza notifies the Dissenting Shareholder of Esperanza's intention to act upon the Arrangement Resolution pursuant to Section 243 of the BCBCA, the Dissenting Shareholder must send to Esperanza a written notice that the holder requires the purchase of all of the Esperanza Shares in respect of which the holder has given notice of dissent, together with the share certificate or certificates representing those Esperanza Shares (including a written statement prepared in accordance with Section 244(2) of the BCBCA, if the dissent is being exercised by the Esperanza Shareholder on behalf of a beneficial Esperanza Shareholder). A Dissenting Shareholder who does not strictly comply with the Dissent Procedures or, for any other reason, is not entitled to be paid fair value, in cash, for his, her or its Esperanza Shares will be deemed to have participated in the Arrangement on the same basis as non-Dissenting Shareholders.

Any Dissenting Shareholder who has duly complied with Section 244(1) of the BCBCA, or Esperanza, may apply to the Court, and the Court may determine the fair value of the Esperanza Shares and make consequential orders and give directions as the Court considers appropriate. There is no obligation on Esperanza to apply to the Court. The Dissenting Shareholder will be entitled to receive the fair value, in cash, of the Esperanza Shares immediately before the passing of the Arrangement Resolution.

All notices of dissent to the Arrangement pursuant to Section 242 of the BCBCA should be sent to:

Esperanza Resources Corp.
Suite 1400, 400 Burrard Street
Vancouver, British Columbia V6C 3A6
Attention: General Counsel

INFORMATION CONCERNING ESPERANZA

Securities

As at the Record Date, there were 78,896,321 Esperanza Shares, 500,000 In the Money Esperanza Options, 5,131,000 Out of the Money Esperanza Options, 2,650,000 Esperanza RSUs and 13,607,000 Esperanza Warrants issued and outstanding.

Trading Price and Volume

The Esperanza Shares are listed and posted for trading on the TSX-V under the symbol "EPZ". The following table sets forth the daily high and low trading price and the aggregate trading volume of the Esperanza Shares on the TSX-V for the periods indicated.

	Price Range (1)
Month	High	Low	Trading Volume (2)
July 1, 2013 to July 25, 2013	$0.90	$0.54	11,243,669
June 2013	$0.87	$0.48	1,923,235
May 2013	$0.89	$0.64	1,332,751
April 2013	$1.03	$0.75	2,111,935
March 2013	$1.20	$1.02	1,177,937
February 2013	$1.45	$1.02	1,287,774
January 2013	$1.48	$1.25	2,361,156

Source: Stockwatch

(1) Includes intra-day lows and highs.

(2) Total volume traded in the month.

(3) On July 11, 2013, the last trading day before it was announced that Esperanza and Alamos had entered into the Arrangement Agreement, the closing price of the Esperanza Shares on the TSX-V was $0.66.

The Esperanza Warrants are listed and posted for trading on the TSX-V under the symbol "EPZ.WT". The following table sets forth the daily high and low trading price and the aggregate trading volume of the Esperanza Warrants on the TSX-V for the periods indicated.

	Price Range (1)
Month	High	Low	Trading Volume (2)
July 1, 2013 to July 25, 2013	$0.19	$0.13	70,200
June 2013	$0.23	$0.13	3,500
May 2013	$0.33	$0.23	17,000
April 2013	$0.395	$0.32	9,500
March 2013	$0.36	$0.30	1,000
February 2013	$0.50	$0.30	121,500
January 2013	$0.50	$0.50	8,000

Source: Stockwatch

(1) Includes intra-day lows and highs.

(2) Total volume traded in the month.

(3) On July 11, 2013, the last trading day before it was announced that Esperanza and Alamos had entered into the Arrangement Agreement, the closing price of the Esperanza Warrants on the TSX-V was $0.13.

Previous Purchases and Sales

During the 12 months before the date of this Circular, Esperanza did not purchase or sell any of the Esperanza Securities with the exception of Esperanza Shares issued on the exercise of Esperanza Options.

Dividends Policy

Esperanza has not paid any dividends on the Esperanza Shares to date. Esperanza does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Esperanza Board after taking into account many factors, including Esperanza's operating results, financial condition and current and anticipated cash needs.

INFORMATION CONCERNING ALAMOS

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Alamos Gold Inc. at Suite 2200, 130 Adelaide Street West, Toronto, Ontario M5H 3P5, Telephone: (416) 368-9932 and Email: info@alamosgold.com and are also available electronically at www.sedar.com.

The following documents, filed by Alamos with the various securities commissions or similar regulatory authorities in each of the provinces and territories of Canada in which Alamos is a reporting issuer, are specifically incorporated by reference in, and form an integral part of, this Circular:

1.

annual information form dated March 28, 2013, for the financial year ended December 31, 2012 (the "Alamos AIF");

2.

annual audited consolidated financial statements for the year ended December 31, 2012, which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011 and consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended and related notes, together with the auditors' report thereon, contained therein;

3.

management's discussion and analysis for the annual audited consolidated financial statements for the year ended December 31, 2012;

4.

unaudited condensed interim consolidated financial statements of Alamos as at June 30, 2013 and for the three and six months ended June 30, 2013, together with the notes thereto;

5.

management's discussion and analysis of the operating results and financial condition of Alamos as at June 30, 2013 and for the three and six months ended June 30, 2013;

6.

management information circular, dated May 1, 2013, in connection with the annual meeting of shareholders held on June 6, 2013;

7.

management information circular, dated April 26, 2012, in connection with the annual and special meeting of shareholders held on May 31, 2012; and

8.

material change report, dated January 17, 2013 in connection with the commencement of Alamos' offer to acquire Aurizon Mines Ltd.

Overview

Alamos was formed by the amalgamation of Alamos Minerals Ltd., a company incorporated under the laws of the Province of British Columbia, and National Gold Corporation, a company incorporated under the laws of the Province of Alberta, and continued into the Province of British Columbia under the former Company Act (British Columbia) on February 21, 2003, with the resulting amalgamated company continuing under the name "Alamos Gold Inc." The BCBCA came into force on March 29, 2004, and on July 15, 2004, after obtaining shareholder approval, Alamos altered its Notice of Articles to increase its authorized capital from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value and adopted new articles that take advantage of certain business flexibilities available under the BCBCA. Alamos is a public corporation that is listed on the TSX and the NYSE under the symbol "AGI" and has a quoted market value on the TSX and the NYSE of approximately $1.947 billion and US$1.898 billion, respectively, as of the close of trading on July 25, 2013.

Alamos is a gold mining and exploration company engaged in exploration, mine development, and the mining and extraction of precious metals, primarily gold. Alamos' operating asset is the Mulatos mine (the "Mulatos Mine"), which was acquired in February 2003, and is located within the 30,536-hectare Salamandra Concessions in the state of Sonora, Mexico. In January 2010, Alamos acquired the development-stage Ağı Dağı and Kirazlı projects in the Biga district of northwestern Turkey. In 2011, Alamos discovered the Çamyurt project, located approximately three kilometers from the Ağı Dağı Project, which Alamos believes has the potential to become a stand-alone mining project.

Since the start of operations at the Mulatos Mine in Mexico in 2006, Alamos has focused on continued operating improvements and conducting exploration programs to increase reserves and resources. In 2012, the Mulatos Mine produced 200,000 ounces of gold. This represents the fifth consecutive year in which the Mulatos Mine has produced in excess of 150,000 ounces of gold. In the fiscal year ended December 31, 2012, Alamos generated revenues of US$329.4 million, compared to US$227.4 million in 2011. As at December 31, 2012, Alamos had in excess of US$350 million in cash and cash equivalents and short-term investments.

Description of Securities

Alamos Shares

Alamos' authorized capital consists of one class of common shares without par value. Alamos is authorized to issue an unlimited number of Alamos Shares. Each Alamos Share is entitled to one vote.  As at July 25, 2013, a total of 127,348,988 Alamos Shares were issued and outstanding.

All Alamos Shares are of the same class and rank equally as to voting rights, dividends and participation in assets of Alamos on wind-up or dissolution. There are no pre-emptive rights or conversion rights, and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds, however Alamos' Articles provide that Alamos may, if authorized by a resolution of the directors, purchase or otherwise acquire any of its shares at the price and upon the terms specified in such resolution and subject to the BCBCA. Provisions as to creation, modification, amendment or variation of such rights or such provisions are contained in the BCBCA.

On March 4, 2011, Alamos announced that it had increased its semi-annual dividend to US$0.05 per share payable on May 2, 2011 to shareholders of record on April 15, 2011. The semi-annual dividend was increased again to US$0.07 on September 15, 2011, and further increased to US$0.10 per share on February 24, 2012, payable on April 30, 2012 to shareholders of record on April 13, 2012. This represents a 233% increase since the first semi-annual dividend was declared in the first quarter of 2010. In 2012, Alamos paid a total of $24.0 million in dividends. On April 20, 2013, Alamos paid a semi-annual dividend of US$0.10 per share.

Payment of any future dividends will be at the discretion of Alamos' Board of Directors, after taking into account many factors, including Alamos' operating results, financial condition and current and anticipated cash needs.

Subject to the provisions of the BCBCA, Alamos' Board of Directors may declare dividends payable to the Alamos' shareholders according to their respective rights and interest in Alamos. Dividends may be paid in money or property or by issuing fully paid Alamos Shares.

Alamos Warrants

The Alamos Warrants will have an exercise price of $29.48 per Alamos Share and will expire on May 24, 2017. Alamos has applied to have the Alamos Warrants listed for trading on the Toronto Stock Exchange. The Alamos Warrants will be issued pursuant to the terms of a Warrant Indenture (the "Warrant Indenture") between Alamos and Computershare Trust Company of Canada (the "Warrant Agent"). Each whole Alamos Warrant will entitle the holder to purchase one Alamos Share at a price of $29.48, subject to adjustment in certain circumstances, at any time prior to 4:59 p.m. (Vancouver time) on May 24, 2017, after which time the Alamos Warrants will expire and become null and void.

The Warrant Indenture will provide that in the event of certain alterations of the outstanding Alamos Shares, including any subdivision, consolidation or reclassification, an adjustment shall be made to the terms of the Alamos Warrants such that the holders shall, upon exercise of the Alamos Warrants following the occurrence of any of those events, be entitled to receive the same number and kind of securities that they would have been entitled to receive had they exercised their Alamos Warrants prior to the occurrence of those events. No fractional Alamos Shares will be issued upon the exercise of the Alamos Warrants. The holding of Alamos Warrants does not make the holder thereof a shareholder of Alamos or entitle the holder to any right or interest granted to shareholders of Alamos. The Warrant Indenture will provide that all holders of Alamos Warrants shall be bound by any resolution passed at a meeting of the holders of Alamos Warrants held in accordance with the provisions of the Warrant Indenture.

The foregoing summary of certain provisions of the Warrant Indenture is not complete and is qualified in its entirety by reference to the provisions of the Warrant Indenture, which will be available for review under Alamos' profile at www.sedar.com.

Consolidated Capitalization

The following table sets forth Alamos' consolidated capitalization as at June 30, 2013, the date of Alamos' most recent unaudited condensed interim consolidated financial statements, and further adjusted to give effect to Arrangement. The table should be read in conjunction with the unaudited condensed interim consolidated financial statements of Alamos as at and for the three and six months ended June 30, 2013, including the notes thereto, and management's discussion and analysis thereof, the unaudited pro forma consolidated financial statements contained in or incorporated by reference in this Circular and the other financial information contained in or incorporated by reference in this Circular.

	As at June 30, 2013	As at June 30, 2013 after giving effect to the Arrangement
	(All dollar amounts in thousands of U.S. dollars)
Alamos Share capital	$505,042	$505,042
Alamos Shares outstanding	127,348,988	127,348,988
Cash and short-term investments	$466,412	$429,354(1)(2)
Long-term debt	-	-(2)

(1)

Adjusted for estimated transaction costs of the Arrangement.

(2)

Alamos' amounts incorporated are as at June 30, 2013, the date of Alamos' most recent interim consolidated financial statements.

Prior Sales

The following table summarizes the sales of Alamos Shares and securities convertible into Alamos Shares during the 12 months prior to the date of this Circular:

Date	Type of Security	Price Per Security	Number of Securities
July 30, 2012	Stock options	$16.30	840,000
August 7, 2012	Alamos Shares	$9.80	9,000
August 9, 2012	Alamos Shares	$9.80	9,000
August 13, 2012	Alamos Shares	$14.05	1,800
August 15, 2012	Alamos Shares	$9.83	5,500
August 21, 2012	Alamos Shares	$11.59	105,100
August 22, 2012	Alamos Shares	$14.24	3,000
August 23, 2012	Alamos Shares	$12.25	110,000
August 24, 2012	Alamos Shares	$11.85	105,500
August 31, 2012	Alamos Shares	$14.05	6,000
September 6, 2012	Alamos Shares	$14.92	10,000
September 7, 2012	Alamos Shares	$14.22	53,000
September 14, 2012	Alamos Shares	$14.92	52,300
September 18, 2012	Alamos Shares	$14.21	54,100
September 19, 2012	Alamos Shares	$14.55	66,400
September 20, 2012	Alamos Shares	$14.67	87,200
September 21, 2012	Alamos Shares	$14.24	40,000
September 24, 2012	Alamos Shares	$14.05	600
September 25, 2012	Alamos Shares	$14.24	5,500
September 28, 2012	Alamos Shares	$14.58	34,500
October 1, 2012	Alamos Shares	$15.41	40,000
October 4, 2012	Alamos Shares	$15.66	29,500
October 5, 2012	Alamos Shares	$14.26	36,000
October 9, 2012	Alamos Shares	$14.05	3,600
October 15, 2012	Alamos Shares	$14.24	12,000
October 30, 2012	Alamos Shares	$12.63	22,100
November 1, 2012	Alamos Shares	$14.05	3,000
November 9, 2012	Alamos Shares	$14.58	30,800
November 12, 2012	Alamos Shares	$14.47	14,200
November 19, 2012	Alamos Shares	$14.92	15,000
November 29, 2012	Alamos Shares	$14.92	30,000
November 30, 2012	Alamos Shares	$14.92	20,000
January 10, 2013	Alamos Shares	$16.60	1,719,465
January 11, 2013	Alamos Shares	$16.60	1,403,048
January 13, 2013	Alamos Shares	$16.60	3,461,867
February 25, 2013	Alamos Shares	$14.24	12,000
April 11, 2013	Alamos Shares	$9.80	20,000
May 2, 2013	Alamos Shares	$9.80	40,000
May 28, 2013	Alamos Shares	$6.76	30,000
June 2, 2013	Alamos Shares	$14.92	2,500

Trading Price and Volume

The following table lists the price ranges (high and low) for the Alamos Shares as quoted on the TSX and the traded volume on a monthly basis from July 1, 2012 to June 30, 2013 and from July 1, 2013 up to and including July 25, 2013:

	Price ($)(1)
	High	Low	Volume(2)
July 1, 2013 to July 25, 2013	$15.83	$12.20	9,049,705
June 2013	$15.43	$10.85	10,747,397
May 2013	$15.29	$13.37	10,742,839
April 2013	$14.26	$10.40	14,000,913
March 2013	$15.53	$13.46	12,161,070
February 2013	$15.82	$13.32	7,580,427
January 2013	$17.89	$14.69	12,106,734
December 2012	$18.79	$16.98	3,571,732
November 2012	$19.95	$18.12	4,429,815
October 2012	$19.96	$18.03	6,804,478
September 2012	$19.95	$17.66	6,705,657
August 2012	$19.12	$15.40	7,494,863
July 2012	$17.11	$13.84	10,124,888
Source: TMX Datalinx (TSX Market Data) (1) Includes intra-day lows and highs. (2) Total volume traded in the month.

The following table lists the price ranges (high and low) for the Alamos Shares as quoted on the NYSE and the traded volume for the periods from February 13, 2013, the date on which Alamos Shares were first traded on NYSE, to June 30, 2013 and from July 1, 2013 up to and including July 25, 2013:

	Price (US$)(1)
	High	Low	Volume(2)
July 1, 2013 to July 25, 2013	US$15.38	US$11.57	1,240,588
June 2013	US$15.03	US$10.39	1,141,193
May 2013	US$14.83	US$12.00	962,945
April 2013	US$13.98	US$10.10	955,344
March 2013	US$15.12	US$13.12	456,249
February 13, 2013 to February 28, 2013	US$15.01	US$13.09	218,048
Source: S&P CapitalIQ. (1) Includes intra-day lows and highs. (2) Total volume traded in the month.

Risk Factors

The operations of Alamos are subject to risks due to the nature of its business, which is mining operations. An investment in Alamos Shares involves significant risks, which should be carefully considered by Esperanza Shareholders. In addition to information set out elsewhere, or incorporated by reference, in this Circular, Esperanza Shareholders should carefully consider the risk factors set forth on pages 20 to 29 of the Alamos AIF, incorporated by reference herein.

Auditor, Registrar and Transfer Agent

The auditor of Alamos is Ernst & Young LLP located at 222 Bay Street, Toronto, Ontario, M5J 1A1.

The transfer agent and registrar for the Alamos Shares is Computershare Trust Company of Canada located at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors or executive officers or any of their respective associates or affiliates is or at any time since the beginning of Esperanza's most recently completed financial year, were indebted to Esperanza or any of its subsidiaries as of the end of the most recently completed financial year or as at the date hereof, nor is or at any time since the beginning of Esperanza's most recently completed financial year, has any of the aforementioned individuals been indebted to another entity which indebtedness has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Esperanza or any of its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

As of the date of this Circular, no informed person of Esperanza or any associate or affiliate of any informed person, has had a material interest in any transaction since the commencement of Esperanza's most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect Esperanza or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to Esperanza is available on SEDAR at www.sedar.com.

Financial information is provided in Esperanza's comparative annual financial statements and management's discussion and analysis for its most recently completed year, which are filed on SEDAR.

Esperanza's most recent interim financial report will be sent without charge to any Esperanza Shareholder upon request.

APPROVAL OF DIRECTORS

The contents and sending of this Circular, including the Notice of Meeting, have been approved and authorized by the Esperanza Board.

July 25, 2013

BY ORDER OF THE BOARD OF DIRECTORS

"Greg D. Smith"

President and Chief Executive Officer

CONSENT OF HAYWOOD SECURITIES INC.

To the Board of Directors of Esperanza Resources Corp.:

We refer to the written fairness opinion dated July 12, 2013 (the "Fairness Opinion"), which we prepared for the board of directors of Esperanza Resources Corp. ("Esperanza") in connection with the proposed plan of arrangement involving Esperanza, Alamos Gold Inc., 0975064 B.C. LTD. and the securityholders of Esperanza.

We consent to inclusion of the Fairness Opinion and a summary of the Fairness Opinion in the management information circular of Esperanza dated July 25, 2013.

"Haywood Securities Inc."

Haywood Securities Inc.
July 25, 2013

APPENDIX  – ARRANGEMENT RESOLUTION

See attached.

APPENDIX  – PLAN OF ARRANGEMENT

See attached.

APPENDIX  – FAIRNESS OPINION

See attached.

APPENDIX  – INTERIM ORDER AND NOTICE OF PETITION

See attached.

APPENDIX  – SECTIONS 237 TO 247 OF THE BCBCA

See attached

Any questions and requests for assistance may be directed to the

Proxy Solicitation Agent:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleshareholder.com

North American Toll Free Phone:

1-866-581-1571

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272